Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AMSAFE GLOBAL HOLDINGS, INC.,

AGH ACQUISITION, INC.,

TRANSDIGM INC.

AND

TRANSDIGM GROUP INCORPORATED

Dated as of January 20, 2012

(Continued)

(Continued)

(Continued)

Page

9.12 Non-Recourse	60

9.13 Specific Performance	61

9.14 Counterparts	61

Exhibits
Exhibit A	Form of Letter of Transmittal, Consent and Appraisal Rights Waiver
Exhibit B	Form of Optionholder Acknowledgement

Schedules
Schedule 1.1(a)(i)	Knowledge of the Company
Schedule 1.1(a)(ii)	Knowledge of Buyer
Schedule 1.1(a)(iii)	Net Working Capital
Schedule 3.1(f)	Payments in Respect of Debt
Schedule 4.3(a)	Conflicts
Schedule 4.3(b)	Consents of Third Parties
Schedule 4.5(a)	Subsidiaries
Schedule 4.5(b)	Joint Ventures
Schedule 4.8	Absence of Certain Developments
Schedule 4.10(a)	Real Property Leases
Schedule 4.10(b)	Owned Real Property
Schedule 4.11	Tangible Personal Property
Schedule 4.12	Intellectual Property
Schedule 4.13(a)	Material Contracts
Schedule 4.13(b)	Default
Schedule 4.13(c)	Government Contracts
Schedule 4.14	Employee Benefit Plans
Schedule 4.15	Labor
Schedule 4.16	Litigation
Schedule 4.17(a)	Compliance with Laws
Schedule 4.18	Environmental Matters
Schedule 4.19	Insurance
Schedule 4.20	Related Party Agreements
Schedule 4.22(a)	Customers
Schedule 4.23	Aviation Regulations
Schedule 5.6(a)	Buyer Financing
Schedule 6.2	Conduct of the Business Pending Closing

TRANSDIGM GROUP INCORPORATED AGREES TO FURNISH SUPPLEMENTALLY A COPY OF ANY OMITTED EXHIBIT AND SCHEDULE TO THE SECURITIES AND EXCHANGE COMMISSION UPON REQUEST.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 20, 2012, by and among: (i) TransDigm Group Incorporated, a Delaware corporation (“Parent”); (ii) TransDigm Inc., a Delaware corporation (“TDI”, and together with Parent, “Buyer”); (iii) AGH Acquisition, Inc., a Delaware corporation (“Merger Sub”); (iv) AmSafe Global Holdings, Inc., a Delaware corporation (the “Company”); (v) BSR LLC, a Delaware limited liability company (the “Berkshire Representative”); and (vi) Greenbriar Equity Fund II, L.P., a Delaware limited partnership (the “Greenbriar Representative” and together with the Berkshire Representative, the “Stockholders’ Representatives”). Certain terms used in this Agreement are defined in Section 1.1.

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, TDI, Merger Sub and the Company have approved, adopted and, in the case of the Company and Merger Sub, recommended to their respective stockholders this Agreement and the Certificate of Merger, which contemplate the merger of Merger Sub with and into the Company as set forth below (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the board of directors of the Company has resolved to seek promptly the written consent of certain stockholders of the Company who hold, in the aggregate, the requisite number of shares of Common Stock necessary to adopt and approve this Agreement and the Merger under the DGCL (the “Stockholder Approval”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1	Certain Definitions.

(a)	For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Strike Price” means, for any Option, the aggregate amount payable by the holder of such Option upon the full and valid exercise of such Option.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States or foreign or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Business Day” means any day of the year on which national banking institutions in New York, New York and Boston, Massachusetts are open to the public for conducting business and are not required or authorized to close.

“Bylaws” means the Bylaws of the Company, as in effect on the date hereof.

“Cash” means all cash and cash equivalents (however derived, including, without limitation, from capital contributions, operations, financings, sales or condemnations, insurance proceeds, the exercise of options or extraordinary events) of the Company and the Subsidiaries (including any minimum deposits or cash held as collateral in respect of outstanding letters of credit) determined in accordance with GAAP, consistent with past practice and without giving effect to the Transactions.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as in effect on the date hereof.

“Clayton Act” means the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Transaction Expenses” means the costs, fees and expenses incurred by the Company in connection with the Transactions, including: (a) the fees and expenses of investment bankers, third party consultants and legal counsel; and (b) employee bonuses or similar payments, to the extent resulting from or directly related to the consummation of the Transactions (but not including double-trigger severance payments that arise in connection with a post-Closing termination).

“Continuing Employee” means any individual employed by the Company or any Subsidiary immediately prior to the Closing and who continues his or her employment with the Surviving Corporation following the Closing Date.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license or other legally binding commitment which is currently in-force and legally binding.

“Debt” means, without duplication, all monetary obligations of the Company and the Subsidiaries, whether directly or as guarantor: (a) for borrowed money, including all outstanding principal, interest, fees or other amounts payable with respect thereto (including for the avoidance of doubt, any prepayment penalties or make-whole payments associated with the payment of such borrowed money and specifically including the cost of terminating any interest rate swaps with respect thereto); (b) evidenced by notes, bonds, debentures, foreign currency exchange agreements, mortgages, letters of credit or similar instruments, including all outstanding principal, interest, fees or other amounts payable with respect thereto (including for the avoidance of doubt, any prepayment penalties or make-whole payments associated with the payment of such borrowed money and specifically including the cost of terminating any interest rate swaps with respect thereto), but with respect to letters of credit, not to the extent not drawn upon or not cash collateralized; (c) under leases required in accordance with GAAP to be capitalized on the balance sheet of the Company; (d) for Company Transaction Expenses which have not been paid on or prior to Closing; and (e) any amounts or expenses due to Berkshire Partners LLC or Greenbriar Equity Group LLC under the Management Agreement, but in no event including trade payables, accrued liabilities or deferred revenue or any other liability or obligation taken into account in the calculation of Net Working Capital, in all cases determined in accordance with GAAP, consistent with past practice and without giving effect to the Transactions. For the avoidance of doubt, Debt shall not include any operating leases or intercompany obligations.

“Enterprise Value” means $750,000,000.

“Environmental Law” means any applicable Law currently in effect relating to the protection of the environment or natural resources, the regulation of Hazardous Substances, or the protection of worker health and safety as related to exposure to Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Occupational Safety and Health Act (29. U.S.C. § 654 et seq.), but only to the extent it relates to exposure to Hazardous Substances, and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“Estimated Working Capital Adjustment” means the amount, which may be positive or negative, equal to the Estimated Working Capital minus the Net Working Capital Peg; provided, however, that there shall be no Estimated Working Capital Adjustment if the Estimated Working Capital is within the range of 99% to 101% of the Net Working Capital Peg.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of July 22, 2011, among AP Global Holdings, Inc., AP Global Acquisition Corp., the Lenders (as defined therein) and Ares Capital Corporation, as administrative agent (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time).

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Final Cash” means Closing Cash: (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if such a notice of disagreement is delivered, (i) as agreed by the Stockholders’ Representatives and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Cash be more than the Stockholders’ Representatives’ calculation of Closing Cash delivered pursuant to Section 3.2(c) or less than Buyer’s calculation of Closing Cash delivered pursuant to Section 3.2(b).

“Final Cash Adjustment” means the amount, which may be positive or negative, equal to the Final Cash minus the Estimated Cash.

“Final Debt” means Closing Debt: (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if such a notice of disagreement is delivered, (i) as agreed by the Stockholders’ Representatives and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Debt be more than Buyer’s calculation of Closing Debt delivered pursuant to Section 3.2(b) or less than the Stockholders’ Representatives’ calculation of Closing Debt delivered pursuant to Section 3.2(c).

“Final Debt Adjustment” means the amount, which may be positive or negative, equal to the Final Debt minus the Estimated Debt.

“Final Working Capital” means Closing Working Capital (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if such a notice of disagreement is delivered, (i) as agreed by the Stockholders’ Representatives and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Working Capital be more than the Stockholders’ Representatives’ calculation of Closing Working Capital delivered pursuant to Section 3.2(c) or less than Buyer’s calculation of Closing Working Capital delivered pursuant to Section 3.2(b).

“Final Working Capital Adjustment” means the amount necessary to be paid by the Stockholders Representatives or Buyer, as the case may be, taking into account the Estimated Working Capital Adjustment, to compensate Buyer or the Stockholders and Optionholders for the amount by which the Final Working Capital is less than or greater than the Net Working Capital Peg (understanding that no adjustment shall be made if the Final Working Capital is within the range of 99% to 101% of the Net

Working Capital Peg except to the extent necessary to take into account any previous Estimated Working Capital Adjustment).

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, including the parties to the Financing Commitment Letter, the commitment letters relating to any Replacement Financing or any New Financing Commitment and any joinder agreements or credit agreements relating thereto.

“Fully Diluted Shares” means the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Company as treasury stock), plus the aggregate number of shares of Common Stock issuable pursuant to Options outstanding immediately prior to the Effective Time.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof, consistently applied.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Substances” means any substance that: (a) requires removal or remediation under any Environmental Law including, without limitation, petroleum and petroleum by-products; (b) is defined, listed or identified as “hazardous waste,” “hazardous material,” “toxic substance,” “contaminant,” “pollutant,” “oil,” or “hazardous substance” under any Environmental Law; or (c) is toxic, explosive, corrosive, flammable, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated as such under any Environmental Law.

“Holdback” means $12,000,000; provided, that “Holdback” shall mean $15,000,000 in the event that, as of the Effective Time, Stockholders holding more than five percent (5%) of the Common Stock then outstanding shall have exercised Dissenters’ Rights in connection with the Merger.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

“Intellectual Property” means all intellectual property rights arising from or in respect of the following: (a) patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon; (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; (c) copyrights and registrations and applications therefor, works of authorship and mask work rights; and (d) Software and Technology.

“Interest Rate” means (x) the rate of interest published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks during the period from the date that payment is due to the date of payment, plus (y) two percent (2.0%).

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry or investigation, of those Persons identified on Schedule 1.1(a)(i).

“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry or investigation, of those Persons identified on Schedule 1.1(a)(ii).

“Law” means any applicable foreign, federal, state, local law, statute, code, ordinance, rule, regulation, Order or other legal requirement of any Governmental Body.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal or first offer, easement, servitude or other transfer restriction.

“Management Agreement” means that certain Management Agreement, dated as of October 26, 2007, by and among Berkshire Partners LLC, Greenbriar Equity Group LLC, the Company, AP Global Holdings, Inc., AP Global Acquisition Corp. and AmSafe Partners, Inc.

“Material Adverse Effect” means any effect, change, event, occurrence, development or circumstance (any such item, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on or change in the financial condition, liabilities, business or results of operations of the Company and the Subsidiaries, taken as a whole; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or will be a “Material Adverse Effect”: (a) any Effect affecting the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates) or the economy of any region or country in which the Company or any Subsidiaries conducts business; (b) any Effect affecting the industries in which the Company and the Subsidiaries operate; (c) any Effect arising in connection with global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof; (d) any failure, in and of itself, by the Company or any Subsidiary to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this

Agreement (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (e) compliance with, or any action required to be taken by the Company or any Subsidiary under the terms of this Agreement; (f) any Effect that results from any action taken at the express prior request of Buyer or with Buyer’s prior consent; (g) the announcement of the execution of this Agreement, or the pendency of the Transactions, including the effects of the Transactions on relationships with suppliers, Governmental Bodies, employees, or other third-party relationships; (h) any change in Law or GAAP or interpretation thereof; (i) any breach by Buyer or Merger Sub of their obligations under this Agreement; or (j) any change in budget or appropriations policies or amounts of any Governmental Body, unless, in the cases of clauses (a), (b), (c), (h) or (j) above, such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, liabilities, business or results of operations of the Company and the Subsidiaries, taken as a whole, relative to other affected participants in the industries in which the Company and the Subsidiaries operate (in which case, only the incremental disproportionate impact shall be taken into account in determining whether there has been a Material Adverse Effect).

“Merger Consideration” means the Enterprise Value, plus Estimated Cash, plus the Estimated Working Capital Adjustment, plus the sum of the Aggregate Strike Prices of all Options, minus the Estimated Debt.

“Net Exercise Value” means (a) the product of (x) the number of shares of Common Stock issuable upon the exercise of an Option, multiplied by (y) the Closing Per Share Price, minus (b) the Aggregate Strike Price with respect to such Option.

“Net Working Capital” means the consolidated current assets of the Company and the Subsidiaries (excluding, to the extent otherwise included in such current assets, Cash, prepaid income taxes, deferred tax assets, prepaid management fees to Berkshire Partners LLC and Greenbriar Equity Group LLC pursuant to the Management Agreement, prepaid Company Transaction Expenses and prepaid financing and administrative fees to Ares Capital Corporation pursuant to the Existing Credit Agreement) reduced by the consolidated current liabilities of the Company and the Subsidiaries (excluding, to the extent included in such current liabilities, interest payable, income taxes payable, deferred tax liabilities, the current portion of Debt and the accrued but unpaid balance of: (a) any amounts or expenses due to Berkshire Partners LLC or Greenbriar Equity Group LLC pursuant to the Management Agreement; and (b) the Company Transaction Expenses), in each case as determined in accordance with GAAP consistent with past practice, in accordance with the calculations, principles and methodologies illustrated on Schedule 1.1(a)(iii) and without giving effect to the Transactions).

“Net Working Capital Peg” means $59,400,000.

“Option” means any outstanding option to purchase shares of Common Stock, including any options issued and outstanding pursuant to the Option Plan.

“Option Plan” means the Company’s 2008 Equity Incentive Plan, as amended from time to time.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Company and the Subsidiaries consistent with past practice, taken as a whole, including with respect to amount and frequency.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means: (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance provided to, and not objected to by, Buyer; (b) Liens for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings which are adequately reserved on the Company’s Financial Statements in accordance with GAAP; (c) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and which are fully reserved on the Company’s Financial Statements; (d) zoning, entitlement and other land use and environmental regulations by any Governmental Body; (e) title of a lessor under a capital or operating lease; (f) licenses of Intellectual Property; and (g) such other imperfections in title, charges, easements, restrictions and encumbrances which do not materially impair the use of the assets of, or the operation of the businesses of the Company and the Subsidiaries as conducted in the Ordinary Course of Business.

“Per Share Price” means the sum of the Closing Per Share Price plus the Post-Closing Per Share Price.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Pro Rata Share” means, (a) with respect to any Stockholder, the quotient obtained by dividing (x) the aggregate number of outstanding shares of Common Stock held by such Stockholder immediately prior to Closing by (y) the Fully Diluted Shares; (b) with respect to any Optionholder, the quotient obtained by dividing (x) the aggregate number of shares of Common Stock issuable upon exercise of all vested Options (including, for the avoidance of doubt, all such Options that vest in connection with the consummation of the Transactions) held by such Optionholder immediately prior to Closing by (y) the Fully Diluted Shares.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder.

“Software” means any and all: (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; and (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by the Company.

“Tax” or “Taxes” means: (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever; and (b) all interest, penalties, fines, additions to tax or additional amounts imposed in connection with any item described in clause (a).

“Taxing Authority” means the IRS and any other Governmental Body exercising any authority to impose, assess or collect any Tax or any other authority exercising Tax regulatory authority.

“Tax Return” means any return, report, declaration, claim for refund, information return or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company, any of the Subsidiaries, or any of their respective Affiliates.

“Technology” means, collectively, all information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Transaction Documents” means this Agreement and all other agreements and instruments to be executed by Buyer, Merger Sub, the Company and/or the Stockholders’ Representatives at or prior to the Closing pursuant to this Agreement.

“Transactions” means the transactions contemplated by the Transaction Documents.

1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Agreement Aviation Regulations	Introductory paragraph 4.23
Balance Sheet Date	4.7
Berkshire Representative	Introductory paragraph
Buyer	Introductory paragraph
Buyer Documents	5.2
Buyer Plans	6.9
Certificate of Merger	2.3
Certificates	2.7(a)
Claim	6.7(d)
Closing	2.2
Closing Cash	3.2(b)
Closing Date	2.2
Closing Debt Closing Option Payment Closing Per Share Price	3.2(b) 2.7(b) 2.7(a)
Closing Statement	3.2(b)
Closing Working Capital	3.2(b)
Common Stock	2.7(a)
Company	Introductory paragraph
Company Benefit Plan	4.14(a)
Company Documents	4.2
Company Pension Plan	4.14(b)
Confidentiality Agreement	6.5
CSafe	4.24(a)
DGCL Dissenters’ Rights Dissenting Shares	Recitals 2.7(e) 2.7(e)
Effective Time	2.3
Environmental Permits	4.18
ERISA	4.14(a)
Estimated Cash	3.2(a)
Estimated Debt	3.2(a)
Estimated Statement	3.2(a)
Estimated Working Capital	3.2(a)
Exchange Agent FAA	3.1(a) 4.23
Financial Statements	4.6
Financing	5.6(a)
Financing Commitment Letter	5.6(a)
Financing Commitments	5.6(a)
Greenbriar Representative Government Bid Government Contract	Introductory paragraph 4.13(c) 4.13(c)

Term	Section
Indemnitees	6.6(a)
Indemnitors	6.6(b)
Independent Accountant	3.2(d)
Letter of Transmittal	3.1(c)
Material Contracts	4.13(a)
Merger	Recitals
Merger Sub	Introductory paragraph
Modification Event	3.2(b)
Modified Methodology	3.2(b)
New Financing Commitment	6.10(b)
Optionholder	2.7(b)
Owned Real Property	4.10(b)
Parent	Introductory paragraph
Payoff Letter	3.1(f)
Personal Property Leases Portsmouth Property Post-Closing Per Share Price	4.11 4.10(c) 2.7(a)
Post-Closing Representation	9.10
Purchase Price Adjustment	3.2(e)
Real Property Lease Realty	4.10(a) 4.10(b)
Replacement Financing	6.10(c)
Required Amount Retained Firm	5.6(b) 9.10
Seller Group	9.10
Stockholder	2.7(a)
Stockholder Approval	Recitals
Stockholders’ Representatives	Introductory paragraph
Surviving Corporation	2.1
TDI	Introductory paragraph
Termination Date	8.1(a)
Waiving Parties	9.10

1.3 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to “$” shall mean U.S. dollars. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Exhibits or Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(iii) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Except for Contracts required to be listed on Schedule 4.13, any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule, in which it is readily apparent on the face of such disclosure that the information is required to be included. Disclosure of any item on any Schedule shall not constitute an admission or indication that such item or matter is material or would reasonably be expected to have a Material Adverse Effect. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (B) such item is otherwise specifically set forth on the balance sheet or financial statements or (C) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER; CLOSING

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Eastern Time) on a date to be specified by the parties, which date shall be no later than the third (3rd) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), but in no event earlier than February 17, 2012, at the offices of Weil, Gotshal & Manges LLP, 100 Federal Street, Boston, Massachusetts, 02110, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

2.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

2.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. The Certificate of Incorporation and the Bylaws, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 6.6 hereof).

2.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.7 Conversion of Stock and Options.

(a) Each share of common stock, $0.001 par value per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be canceled in accordance with Section 2.7(c)) shall be converted into the right to receive:

(i) an amount in cash (the “Closing Per Share Price”) equal to the quotient obtained by dividing (A) the Merger Consideration minus the Holdback, by (B) the total number of Fully Diluted Shares, plus

(ii) an amount in cash (the “Post-Closing Per Share Price”) equal to the quotient obtained by dividing (A) the remainder of the Holdback, if any, following the adjustments made pursuant to Section 3.2(e), plus the amount of any positive adjustment payable by Buyer pursuant to Section 3.2(e), by (B) the total number of Fully Diluted Shares.

The foregoing amounts will be payable to the holder thereof without interest in accordance with Section 3.1. From and after the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or certificates (a “Stockholder”), which represented Common Stock immediately prior to the Effective Time (the “Certificates”), shall cease to have any rights with respect thereto, except the right to receive the Per Share Price therefor, without interest thereon.

(b) Each Option outstanding immediately prior to the Effective Time shall, to the extent unexercisable, become fully exercisable and shall be cancelled, in each case effective at the Effective Time, in exchange for a cash payment or payments from the Surviving Corporation to the holder of such Option (an “Optionholder”) equal to the Net Exercise Value (net of the amount of any loans from the Company to such Optionholder then outstanding) (the “Closing Option Payment”), plus, the product of (x) the number of shares of Common Stock subject to such Option, multiplied by (y) the Post-Closing Per Share Price (such payments to be net of applicable Taxes withheld pursuant to Section 3.3), subject to the terms of this Agreement as applicable and payable at the same times as, payments of the Closing Per Share Price and Post-Closing Per Share Price are payable to Stockholders pursuant to Section 2.7(a).

(c) Each share of Common Stock owned by the Company as treasury stock that is issued and outstanding immediately prior to the Effective Time, shall be automatically canceled and extinguished without any exchange thereof and without any further action on the part of the Company.

(d) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation so that, immediately after the Effective Time, the stockholder of Merger Sub immediately prior to the Effective Time shall be the holder of all of the issued and outstanding capital stock of the Surviving Corporation.

(e) Notwithstanding anything contained in this Agreement to the contrary, no shares of Common Stock issued and outstanding immediately prior to the Effective Time, the holder of which: (i) has not consented to the Merger in writing and has not waived its rights to appraisal in accordance with Section 262 of the DGCL; (ii) has demanded its rights to appraisal in accordance with Section 262 of the DGCL (“Dissenters’ Rights”); and (iii) has not effectively withdrawn or lost its Dissenters’ Rights to appraisal (the “Dissenting Shares”), shall be converted into or represent the right to receive the Closing Per Share Price and the Post-Closing Per Share Price. By virtue of the Merger, all Dissenting Shares shall be canceled and shall cease to exist and shall represent the right to receive only those rights provided under the DGCL. If any holder of shares of Common Stock who demands Dissenters’ Rights shall effectively withdraw or lose the right to dissent or its right of appraisal, then, at the later of the Effective Time and the occurrence of such event, such holder’s shares shall no longer be Dissenting Shares and shall automatically be converted into the right to receive the Closing Per Share Price and the Post-Closing Per Share Price. The Company shall give the Stockholders’ Representatives notice of any written demands for Dissenters’ Rights of any shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company which relate thereto. In addition, the Company shall give the Stockholders’ Representatives the opportunity to direct all negotiations and proceedings (subject to the Company’s right to object to any actions or positions taken by the Stockholders’ Representatives that it deems unreasonable) with respect to demands for Dissenters’ Rights. The Stockholders and Optionholders shall be severally, but not jointly, liable for any obligation of the Company to pay the fair value of shares of Common Stock determined in accordance with Section 262 of the DGCL (including interest thereon if awarded by the court), the costs of any proceedings relating to appraisal rights and any settlement of any such proceeding; provided, that the Company shall be entitled to seek reimbursement from the Stockholders’ Representatives for any such payments; provided, further, that the Stockholders’ Representatives shall be entitled, on behalf of the Stockholders not exercising Dissenters’ Rights and the Optionholders, to pay, or direct the Exchange Agent to pay, any such reimbursement amounts from that portion of the Merger Consideration then held by the Stockholders’ Representatives or the Exchange Agent, as the case may be, that would otherwise have been payable to the Stockholders exercising Dissenters’ Rights.

2.8 No Further Rights of Transfers. At and after the Effective Time, each Stockholder and Optionholder shall cease to have any rights as a stockholder or option holder, as the case may be, of the Company, except as otherwise required by applicable Law and except for, in the case of a holder of a certificate representing shares of Common Stock (other than shares of Common Stock to be canceled pursuant to Section 2.7(a)), the right to surrender such certificate in exchange for payment in accordance with Articles II and III, and no transfer of shares of Common Stock shall be made on the stock transfer books of the Surviving Corporation. Certificates presented to the Surviving Corporation after the Effective Time shall be canceled and exchanged for cash as provided in this Article II. At the close of business on the day of the Effective Time the stock ledger of the Company with respect to the shares of Common Stock shall be closed.

2.9 Lost Certificates. If any certificate or other instrument that, immediately prior to the Effective Time, represented any of the Common Stock shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such certificate or instrument to be lost, stolen or destroyed and an indemnity reasonably satisfactory to the Surviving Corporation against any claim that may be made against the Surviving Corporation or any of its Affiliates with respect to such certificate or instrument, the Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, deliver in exchange for such lost, stolen or destroyed certificate or instrument the applicable portion of the Per Share Price with respect to the Common Stock formerly represented thereby.

ARTICLE III

MERGER CONSIDERATION

3.1 Exchange Agent; Exchange Procedures and Certificates; Closing Date Payments by Buyer.

(a) Exchange Agent. Wells Fargo, N.A. shall act as exchange agent hereunder (in such capacity, the “Exchange Agent”) for the payment and delivery of amounts payable in exchange for shares of Common Stock due hereunder. The Exchange Agent shall hold the portion of the Merger Consideration payable to each Stockholder and received from Buyer pursuant to this Agreement in trust for the benefit of such Stockholders.

(b) Payments in respect of Common Stock. On the Closing Date, Buyer shall pay directly to the Exchange Agent, which shall receive such payment on behalf of and for the benefit of the Stockholders, an aggregate amount equal to the Closing Per Share Price in respect of the aggregate number of shares of Company Common Stock held by all Stockholders at the Effective Time.

(c) Exchange Procedures and Certificates. As of the Effective Time and upon surrender by each Stockholder to the Exchange Agent of the Certificate or Certificates representing shares of Common Stock, duly endorsed or accompanied by duly executed stock transfer powers and a duly executed Letter of Transmittal, Consent and Appraisal Rights Waiver in the form attached hereto as Exhibit A (the “Letter of Transmittal”), such Stockholder shall be entitled to receive, subject to the terms and conditions hereof and thereof, an amount equal to the product of (i) the Per Share Price and (ii) the number of shares of Common Stock held by such Stockholder as represented by such Certificate or Certificates, and the Certificates so surrendered shall forthwith be canceled, and such amount shall be paid into the account which has been designated by each such Stockholder in such Stockholder’s Letter of Transmittal at the times contemplated in Section 2.7(a). Until surrendered as contemplated by this Section 3.1(c), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the payments provided for in this Section 3.1(c). No interest will be paid or will accrue on any amount payable upon surrender of any Certificate.

(d) Payments in Respect of Options. On the Closing Date, upon the terms and conditions of this Agreement, Buyer shall pay to the Company an amount equal to the aggregate Closing Option Payment payable to all Optionholders, which the Surviving Corporation shall pay to the Optionholders, upon delivery of an Optionholder Acknowledgement in the form attached hereto as Exhibit B, within five (5) Business Days following the Closing Date, after deduction of applicable Taxes pursuant to Section 3.3. From time to time in accordance with Section 3.2 and upon receipt from the Stockholders’ Representatives of any portion of the Holdback attributable to the Optionholders, Buyer shall cause the Surviving Corporation to pay to the Optionholders, after deduction of applicable Taxes pursuant to Section 3.3, any Post-Closing Per Share Price attributable to the Optionholders.

(e) Payment of Holdback. On the Closing Date, upon the terms and subject to the conditions of this Agreement, Buyer shall pay the Holdback to the Stockholders’ Representatives, to be held by them and distributed in accordance with Section 3.2(e) and the Letters of Transmittal.

(f) Payments in Respect of Debt. On the Closing Date, Buyer shall: (a) pay, or cause to be paid, to the appropriate creditor the amount required to repay all Debt as set forth on Schedule 3.1(f); and (b) cause all of the outstanding letters of credit issued on behalf of the Company and the Subsidiaries to be fully cash collateralized or shall furnish replacement letters of credit or other substitute credit support arrangements as the beneficiaries of such letters of credit may reasonably request; provided, that the Company shall, not less than two (2) Business Days prior to the Closing Date, supplement or amend Schedule 3.1(f) with amounts. Not less than two (2) Business Days prior to the Closing Date, the Company shall procure and obtain and deliver to Buyer a payoff letter, in customary form, which payoff letter shall: (i) indicate the total amount necessary to pay all obligations of the Company and the Subsidiaries under the Existing Credit Agreement as of the anticipated Closing Date; and (ii) state that upon receipt of such amount the Existing Credit Agreement and related instruments evidencing the Existing Credit Agreement shall be terminated (the “Payoff Letter”) and accompanying Lien releases, in customary form.

(g) Deductions. To the extent permitted by Law, Buyer and the Company shall treat, and cause their respective Affiliates to treat, the U.S. federal and state income tax deductions resulting from any option cancellation payments under Section 2.7(b) and Section 3.1(d) and the payment of Company Transaction Expenses and any other compensatory payments arising as a result of the Transactions as accruing on the day after the Closing pursuant to the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or any similar provision of state or local Tax Law.

3.2 Adjustment to Closing Per Share Price.

(a) Not later than three (3) Business Days prior to the Closing Date, the Company shall provide Buyer with a written statement (the “Estimated Statement”) reflecting the Company’s good faith estimate of Closing Cash (the “Estimated Cash”), a good faith estimate of the Closing Working Capital (the “Estimated Working Capital”) and a good faith estimate of the Closing Debt (the “Estimated Debt”), in each case with reasonable supporting documentation. The determination of Estimated Cash, Estimated Working Capital and Estimated Debt shall be prepared from the books and records of the Company and the Subsidiaries. The Estimated Statement shall be binding on the Company, on the one hand, and Buyer, on the other hand, for purposes of this Section 3.2(a) and shall be used to determine the Closing Per Share Price.

(b) As promptly as practicable, but no later than sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to the Stockholders’ Representatives a statement (the “Closing Statement”) setting forth: (i) Cash as of the close of business on the day immediately prior to the Closing Date (for Cash denominated in foreign currency, using the exchange rate determined by Oanda fxTrade on such date) (“Closing Cash”) and underlying documentation supporting the Closing Cash; (ii) Net Working Capital as of the close of business on the day immediately prior to the Closing Date (for Net Working Capital in foreign locations, using the exchange rate determined by Oanda fxTrade on such date) (“Closing Working Capital”) and underlying documentation supporting the Closing Working Capital; and (iii) Debt as of immediately prior to the Closing (the “Closing Debt”) and underlying documentation supporting the Closing Debt. The determination of Closing Cash, Closing Net Working Capital and Closing Debt reflected in the Closing Statement shall be prepared in accordance with GAAP, from the books and records of the Company and the Subsidiaries, in a manner consistent with the past practice of the Company and the Subsidiaries. If the methodology used for calculating any of the components of Final Working Capital for purposes of the Closing Statement, or the assumptions, estimates and/or judgments (so long as such assumptions, estimates and/or judgments are consistent with GAAP) used in applying such methodology (as determined to be final, conclusive and binding on the parties in accordance with this Section 3.2) vary from the methodology, assumptions, estimates and/or judgments used for calculating the Net Working Capital Peg (each such varied methodology, assumption, estimate and judgment, a “Modified Methodology”), then the Net Working Capital Peg shall be recalculated to take into account such positive or negative variance for purposes of calculating the Purchase Price Adjustment, if any; provided, however, that the assumptions, estimates and/or judgments used in applying the methodology used for calculating any of the components of Final Working Capital may be modified in the event the underlying facts and circumstances change between the date hereof and the Closing Date, and in such instance the Net Working Capital Peg shall not be recalculated. The use of a Modified Methodology as described in the immediately preceding sentence is referred to in this Agreement as a “Modification Event.”

(c) During the thirty (30) day period following delivery of the Closing Statement to the Stockholders’ Representatives, the Stockholders’ Representatives and their advisors shall have the right, upon reasonable notice to the Company, to reasonable access to the Company’s books and records and the Company’s Director of Treasury Management, in each case as the Stockholders’ Representatives shall reasonably request in order to review the Closing Statement. The Closing Statement (and the computation of Closing Cash, Closing Working Capital and Closing Debt) delivered by Buyer to the Stockholders’ Representatives shall be conclusive and binding on all parties unless the Stockholders’ Representatives, within thirty (30) days after delivery of the Closing Statement, deliver a notice to Buyer stating that the Stockholders’ Representatives disagree with such calculation and specifying in reasonable detail those items or amounts as to which the Stockholders’ Representatives disagree and the basis therefor. The Stockholders’ Representatives shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and not disagreed with pursuant to Section 3.2(b). The parties hereto acknowledge and agree that in the event of a Modification Event, the Net Working Capital Peg shall be recalculated taking into account each Modified Methodology.

(d) If a notice of disagreement is duly delivered pursuant to Section 3.2(c), the Stockholders’ Representatives and Buyer shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Cash, Closing Working Capital and Closing Debt, as applicable. If during such period, the Stockholders’ Representatives and Buyer are unable to reach such agreement, they shall promptly thereafter cause KPMG or such other independent accounting firm on which the Stockholders’ Representatives and Buyer mutually agree, as the case may be, in each case other than the New York, Boston or Cleveland office thereof (the “Independent Accountant”), to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Cash, Closing Working Capital and Closing Debt, as applicable (it being understood that in making such calculation, the

Independent Accountant shall be functioning as an expert and not as an arbitrator). Buyer and each of the Stockholders’ Representatives agree that it shall not engage, or agree to engage the Independent Accountant to perform any new services other than as the Independent Accountant pursuant hereto until the Closing Statement and the calculation of Closing Cash, Closing Working Capital and Closing Debt, as applicable, have been finally determined pursuant to this Section 3.2. Each party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter. Buyer and the Stockholders’ Representatives shall cooperate with the Independent Accountant and promptly provide all documents and information requested by the Independent Accountant. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Statement, and the Stockholders’ Representatives’ calculation of Closing Cash, Closing Working Capital or Closing Debt, as the case may be, as to which the Stockholders’ Representatives have disagreed in their notice of disagreement duly delivered pursuant to Section 3.2(c). The Independent Accountant’s determination on each item in dispute shall not be greater than the greater value for such item claimed by either the Stockholders’ Representatives or Buyer or less than the lower value for such item claimed by either the Stockholders’ Representatives or Buyer. The Stockholders’ Representatives and Buyer shall direct the Independent Accountant to deliver to the Stockholders’ Representatives and Buyer, as promptly as practicable (but in any case no later than thirty (30) days from the date of its engagement), a report setting forth such calculation. Such report shall be final and binding upon Stockholders’ Representatives and Buyer, and neither Buyer nor the Stockholders’ Representatives shall seek further recourse to courts or other tribunals, other than to enforce such report. The Independent Accountant will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to Independent Accountant. For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of the Stockholders’ Representatives’ position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by the Stockholders and Optionholders.

(e) The “Purchase Price Adjustment” will equal the sum of the Final Cash Adjustment, plus the Final Working Capital Adjustment, minus the Final Debt Adjustment. If the Purchase Price Adjustment is a positive number: (i) Buyer shall pay to the Exchange Agent, on behalf of each Stockholder, and to the Surviving Corporation for payment to the Optionholders, a Pro Rata Share of the aggregate amount of the Purchase Price Adjustment as an adjustment to the dollar amount of the aggregate Closing Per Share Price and Closing Option Price, subject in the case of payments from the Surviving Corporation to the Optionholders, to applicable Tax withholdings; and (ii) the Stockholders’ Representatives shall pay to the Exchange Agent, on behalf of the Stockholders, and to the Surviving Corporation for payment to the Optionholders, the Holdback (to be divided among them in accordance with the Stockholders’ and the Optionholders’ respective Pro Rata Shares). If the Purchase Price Adjustment is a negative number, the Stockholders’ Representatives shall cause to be paid to Buyer in the manner provided in Section 3.2(f) the amount equal to the absolute value of the Purchase Price Adjustment and shall pay to the Exchange Agent, on behalf of the Stockholders, and to the Surviving Corporation for payment to the Optionholders, any remainder of the

Holdback after payment of the Purchase Price Adjustment to Buyer (to be divided between them in accordance with the Stockholders’ and the Optionholders’ respective Pro Rata Shares), subject in the case of payments from the Surviving Corporation to the Optionholders, to applicable Tax withholdings. To the extent the parties are in agreement that an amount should be paid either to (i) Buyer or (ii) the Stockholders and Optionholders, and any dispute to be resolved under Section 3.2(d) relates only to the quantum of such amount, the amount not in dispute (being the lower of the amount proposed by Buyer and the amount proposed by the Stockholders’ Representatives) shall be paid promptly to the appropriate party and any subsequent amount paid in accordance with the final determination by the Independent Accountant of such amount and any remaining disputed items.

(f) Any payment pursuant to Section 3.2(e) shall be made at a mutually convenient time and place within five (5) Business Days after Final Cash, Final Working Capital and Final Debt has been determined by wire transfer by Buyer or the Stockholders’ Representatives, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party. All payments under this Section 3.2 shall be without interest, except that any amounts not paid when required by this Section 3.2 shall bear interest from the date due pursuant to this Section 3.2(f) to, and including, the date of payment at the Interest Rate.

3.3 Withholding Rights. Buyer, the Company or the Surviving Corporation shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any payment made pursuant to Articles II and III, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Schedules attached hereto, the Company hereby represents and warrants to Buyer and Merger Sub that:

4.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Buyer copies of the Certificate of Incorporation and the Bylaws.

4.2 Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the Transactions (the “Company Documents”), and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the Company Documents and the consummation by the Company of the Merger and other Transactions have been duly authorized by the Board of Directors of the Company, and no other corporate action on the part of the Company (other than (a) the Stockholder Approval and (b) the filing of appropriate merger documents with the Secretary of State of the State of Delaware) is necessary to authorize the execution, delivery and performance of this Agreement and each of the Company Documents and the consummation of the Merger and other Transactions. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation by the Company of the Transactions, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the Certificate of Incorporation or the Bylaws; (ii) any Contract, or Permit to which the Company or any of the Subsidiaries is a party; (iii) any Order applicable to the Company or any of the Subsidiaries or by which any of the properties or assets of the Company or any of the Subsidiaries are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company or any of the Subsidiaries in connection with the execution and delivery by the Company of this Agreement or the Company Documents, the compliance by the Company with any of the provisions hereof or thereof, or the consummation by the Company of the Transactions, except for (i) filings required under and in compliance with the applicable requirements of the HSR Act and the other Antitrust Laws as set forth on Schedule 4.3(b); (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL; and (iii) such other consents, waivers, approvals, Orders, Permits or authorizations, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.4 Capitalization.

(a) The authorized capital stock of the Company consists of 1,700,000 shares of Common Stock. As of the date hereof: (i) there are 1,392,462 shares of Common Stock issued and outstanding, of which no shares of Common Stock are held by the Company as treasury stock; and (ii) there are 147,200 Options issued and outstanding. All shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. No Option has an exercise price per share in excess of 70 % of the Closing Price Per Share.

(b) Other than the Options described in Section 4.4(a)(ii) above, there is no outstanding option, warrant, call right, or Contract of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of the Company. The Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Common Stock of the Company.

4.5 Subsidiaries.

(a) Schedule 4.5(a) sets forth the name of each of the Subsidiaries, and, with respect to each Subsidiary: (i) the jurisdiction in which it is incorporated or organized; (ii) the number of shares of its authorized capital stock or membership interests; and (iii) the number and class of shares or membership interests thereof duly issued and outstanding, the names of all holders thereof and the number of shares of stock or membership interests held by each such holder. Each of the Subsidiaries is a duly organized and validly existing corporation or other entity in good standing to the extent such concepts are recognized under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate (or similar entity) power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. Each of the Subsidiaries and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing to the extent such concepts are recognized under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Buyer copies of the organizational documents of each of the Subsidiaries as currently in effect.

(b) The outstanding shares of capital stock of each of the Subsidiaries are validly issued, fully paid and non-assessable and have not been issued in violation of any preemptive rights, and all such shares or other equity interests represented as being owned by the Company are owned by it free and clear of any and all Liens. There is no outstanding option, warrant, call right or Contract to which any of the Subsidiaries is a party requiring, and there are no convertible securities of any of the Company’s Subsidiaries outstanding which upon conversion would require, the issuance of any shares of capital stock or other securities of any of the Company’s Subsidiaries or other securities convertible into shares of capital stock or other equity interests of any of the Company’s Subsidiaries. Neither the Company nor any of the Subsidiaries owns any stock, partnership interest, joint venture interest or other equity ownership interest in any Person other than the Subsidiaries.

4.6 Financial Statements. The Company has made available to Buyer copies of: (i) the audited consolidated balance sheets of the Company and the Subsidiaries as at December 31, 2009 and 2010 and the related audited consolidated statements of income and of cash flows of the Company and the Subsidiaries for the years then ended; and (ii) the unaudited consolidated balance sheets of the Company and the Subsidiaries as at December 31, 2011 and the related consolidated statements of income and cash flows of the Company and the Subsidiaries for the twelve (12) month period then ended (such audited and unaudited statements, including the related notes and schedules thereto are referred to herein as the “Financial Statements”). Except as set forth in the notes thereto, each of the Financial Statements has been prepared in accordance with GAAP consistently applied, with the exception of footnotes in the unaudited financial statements, and fairly presents in all material respects the consolidated financial position, results of operations and cash flows of the Company and the Subsidiaries as at the dates and for the periods indicated therein.

4.7 No Undisclosed Liabilities. Neither the Company nor any of the Subsidiaries has any liabilities of any kind that would have been required to be reflected in or reserved against on a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP, other than liabilities: (i) reflected in or reserved against on the balance sheet of the Company and the Subsidiaries as of December 31, 2011 (the “Balance Sheet Date”); (ii) incurred in the Ordinary Course of Business after the Balance Sheet Date; (iii) incurred as contemplated by this Agreement or otherwise in connection with the Transactions; (iv) that have been discharged or paid off; or (v) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.8 Absence of Certain Developments. Except as contemplated by this Agreement, since the Balance Sheet Date: (i) the Company and the Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business; (ii) there has not been any event, change, occurrence or circumstance that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (iii) except for the Transactions, neither the Company nor any of the Subsidiaries has taken any action that would, after the date hereof, be prohibited or omitted to take any action that would, had it been taken after the date hereof, be required, as the case may be, by Section 6.2.

4.9 Taxes.

(a) Each of the Company and the Subsidiaries has timely filed all material Federal, state and foreign Tax Returns and reports required to be filed by it, and all material amounts of Taxes required to be paid by it have either been paid by it or are reflected in accordance with GAAP as a reserve for Taxes on the most recent Financial Statements, and all such returns and reports are correct and complete in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. All material amounts of Taxes required to be withheld by the Company or any of the Subsidiaries have been withheld and have been (or will be) duly and timely paid to the proper Taxing Authority. No deficiencies for any material amounts of Taxes have been proposed, asserted or assessed in writing against the Company or any of the Subsidiaries that are still pending. No requests for waivers of the time to assess any such Taxes have been made that are still pending. No income Tax Return of the Company or the Subsidiaries is under current examination by the IRS or by any state or foreign Taxing Authority. Neither the Company nor any of the Subsidiaries is liable for the Taxes of any other person as a result of any indemnification provision or other contractual obligation (other than those contained in agreements the primary purpose of which does not relate to Taxes). The Company has not requested or received a ruling from any Governmental Body or signed a closing or other agreement with a Governmental Body relating to Taxes which would have an effect with respect to any taxable period for which a Tax Return has not yet been filed or ending after the Closing Date.

(b) This Section 4.9 represents the sole and exclusive representation and warranty of the Company and the Subsidiaries regarding Tax matters.

4.10 Real Property.

(a) Schedule 4.10(a) sets forth a complete list of all leases of real property by the Company or a Subsidiary (individually, a “Real Property Lease” and collectively, the “Real Property Leases”) as lessee. To the Knowledge of the Company, no event has occurred or condition exists that with notice or lapse of time, or both, would constitute a material default by the Company or any of the Subsidiaries under any of the Real Property Leases.

(b) Schedule 4.10(b) sets forth a complete list of all real property owned by the Company or any of the Subsidiaries (“Owned Real Property” and together with the real property held under Real Property Leases, the “Realty”). To the Knowledge of the Company, either the Company or a Subsidiary owns good and valid title in fee simple to the Owned Real Property, free and clear of all Liens other than Permitted Exceptions.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) the Owned Real Property and the real property held under a Real Property Lease located at 68 New Hampshire Avenue, Pease International Tradeport, Portsmouth, New Hampshire (the “Portsmouth Property”), is licensed, permitted and authorized for the purposes for which they are currently being used and can be used by the Company or applicable Subsidiary after the Closing for such uses without violating any Law or private restriction. There are no proceedings or amendments pending and brought by or, to the Knowledge of the Company, threatened by any third party which would result in a change in the allowable uses of the Owned Real Property or the Portsmouth Property or which would modify the right of the Company or applicable Subsidiary to use the Owned Real Property or the Portsmouth Property for its current uses immediately after Closing;

(ii) the Company has not received (A) any notice from any Governmental Body with respect to any of the Owned Real Property or (B) any notice from any landlord with respect to any of the real property held under the Real Property Leases, in each case regarding any levied or pending special assessments affecting all or any part of such Realty;

(iii) the Company has not received (A) any notice from any Governmental Body with respect to any of the Owned Real Property or (B) any notice from any landlord with respect to any of the real property held under the Real Property Leases, in each case regarding any condemnation or eminent domain proceedings affecting all or any part of such Realty; and

(iv) to the Knowledge of the Company, there are no unrecorded easements, rights-of-way, covenants, conditions, restrictions, licenses, reservations or other charges or encumbrances or defects or imperfections of title on or affecting any part of the Realty, other than the Permitted Exceptions.

4.11 Tangible Personal Property. Schedule 4.11 sets forth all leases of personal property by the Company or a Subsidiary (“Personal Property Leases”) involving annual payments in excess of $150,000. To the Knowledge of the Company, neither the Company nor any of the Subsidiaries has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default, by the Company or any of the Subsidiaries under any of the Personal Property Leases. The Company and the Subsidiaries own good title to, hold pursuant to valid leases or otherwise have the valid and legal right to use, all of their material tangible personal property shown to be owned by them on the unaudited consolidated balance sheet of the Company and the Subsidiaries as at the Balance Sheet Date (except for such personal property sold or disposed of subsequent to the date thereof in the Ordinary Course of Business), free and clear of all Liens, except for Permitted Exceptions.

4.12 Intellectual Property. Schedule 4.12 contains a list of all the material registered Intellectual Property owned by the Company or any of the Subsidiaries and used in the Ordinary Course of Business. The Company and the Subsidiaries own or have valid licenses to use all Intellectual Property used by them in the Ordinary Course of Business, except to the extent the failure to be the owner or the valid licensee would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and any such Intellectual Property is valid, in effect and subsisting. All material Intellectual Property used in the Ordinary Course of Business that is registered in the United States is free and clear of all Liens (except for Permitted Exceptions and those Liens under the Existing Credit Agreement, provided that such Liens shall cease to have effect as of the Closing Date). To the Knowledge of the Company, all material Intellectual Property used in the Ordinary Course of Business that is registered other than in the United States is free and clear of all Liens (except for Permitted Exceptions and those Liens under the Existing Credit Agreement, provided that such Liens shall cease to have effect as of the Closing Date). To the Knowledge of the Company: (a) the material Intellectual Property listed on Schedule 4.12 is not the subject of any written challenge received by the Company or any of the Subsidiaries in writing; and (b) neither the Company nor any of the Subsidiaries has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any material license of Intellectual Property to which the Company or any of the Subsidiaries is a party or by which it is bound. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the conduct of the business as currently conducted by the Company and the Subsidiaries does not infringe, misappropriate, or otherwise violate any Person’s Intellectual Property, and there is no such claim pending or threatened in writing against the Company or any Subsidiary; and (ii) to the Knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by the Company or any Subsidiary and no such claim is pending or threatened in writing against any person by the Company or any Subsidiary. To the Knowledge of the Company, there has been no misappropriation of any material trade secrets or material confidential Intellectual Property used in the business of the Company and the Subsidiaries by any third Person.

4.13 Material Contracts.

(a) Schedule 4.13(a) sets forth (organized by subparagraph) all of the following Contracts to which the Company or any of the Subsidiaries is a party or by which it is bound (collectively, the “Material Contracts”):

(i) Contracts with any Stockholder, Optionholder or any current officer or director of the Company or any of the Subsidiaries (other than Company Benefit Plans or Contracts made in the Ordinary Course of Business on terms generally available to similarly situated non-affiliated parties);

(ii) Contracts with any labor union, works council or association representing any employee of the Company or any of the Subsidiaries;

(iii) Contracts for the sale of any of the assets of the Company or any of the Subsidiaries other than in the Ordinary Course of Business within the last two (2) years, for consideration in excess of $250,000;

(iv) Contracts relating to any acquisition to be made by the Company or any of the Subsidiaries of any operating business or the capital stock of any other Person, in each case for consideration in excess of $250,000;

(v) Joint venture, partnership or other similar agreements involving co-investment between the Company or any of the Subsidiaries with a third party;

(vi) Contracts containing covenants restricting or limiting in any material respect the ability of the Company or any of the Subsidiaries to compete in any business with any Person or in any geographic area;

(vii) Contracts relating to the incurrence of Debt, or the making of any loans, in each case involving amounts in excess of $250,000;

(viii) Contracts which require the expenditure by the Company of more than $250,000 in the aggregate or require performance by any party more than one (1) year from the date hereof that, in either case, are not terminable by the Company or a Subsidiary without penalty on notice of one hundred eighty (180) days or less;

(ix) Contracts entered into with the last twelve (12) months, not in the Ordinary Course of Business, in the nature of a settlement or a conciliation agreement arising out of any claim asserted by any Person (including, without limitation, any Governmental Body) providing for aggregate payments, in the case of any such agreement entered into with a Person other than a Governmental Body, in excess of $250,000;

(x) Contracts with suppliers, vendors, contractors or other Persons for the acquisition of goods and services pursuant to which the Company or any Subsidiary will make any individual payment in excess of $250,000 or aggregate annual payments in excess of $500,000;

(xi) Contracts that are material to the business of the Company and the Subsidiaries pursuant to which the Company or any Subsidiary licenses or otherwise grants to a third party, or receives a license or grant from a third party of, Intellectual Property rights (other than Contracts granting rights to readily available software or hardware);

(xii) Contracts with customers for the sale of goods and services pursuant to which the Company or any Subsidiary will receive any individual payment in excess of $250,000 or which extend for a term greater than 24 months from the date hereof;

(xiii) Contracts that involve commitments to make capital expenditures by the Company or a Subsidiary with a price in excess of, or where the remaining consideration to be paid, is greater than $100,000; and

(xiv) Contracts that, to the Knowledge of the Company (based on the calculation of standard cost) will result in a loss to the Company or a Subsidiary in excess of $100,000 after the Closing.

(b) Each Material Contract is a legal, valid and binding obligation of a Company or a Subsidiary, as applicable, and, to the Knowledge of the Company, on each counterparty thereto and is in full force and effect, except for such failures to be legal, valid and binding or in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of the Subsidiaries, nor to the Knowledge of the Company, any other party thereto, is in breach of, or in default under, any such Material Contract, and no event has occurred within the last twelve (12) months that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of the Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) As used herein, the term “Government Contract” means every contract to which the Company or a Subsidiary is, or has been since October 26, 2007, a party with any Governmental Body or as a subcontractor to a Person which to the Knowledge of the Company is a party to a contract with any Governmental Body with respect to which such contract relates; and the term “Government Bid” means any bid or proposal by the Company or a Subsidiary currently pending which, if accepted, would result in a Government Contract.

(i) The Company and each Subsidiary has complied with all material terms and conditions of all Government Contracts and Government Bids to which it is a party. To the Knowledge of the Company, all representations and certifications executed, acknowledged, or set forth in or pertaining to any Government Contract or any Government Bid were complete and correct in all material respects as of their effective date, and the Company and each Subsidiary has complied in all material respects with these representations and certifications. None of the Company or the Subsidiaries has received written notice of termination for convenience, termination for default, cure notice, or show-cause notice pertaining to any Government Contract or Government Bid. To the Knowledge of the Company, no material cost incurred by the Company or any Subsidiary pertaining to any Government Contract or Government Bid has been formally questioned or challenged, is the subject of any investigation, or has been disallowed by any Governmental Body. To the Knowledge of the Company, no money due to the Company or any Subsidiary pertaining to any Government Contract or Government Bid has been withheld or set off and no claim has been made to withhold or set off money, in each case, to the extent still outstanding and unpaid.

(ii) To the Knowledge of the Company, none of the Company or the Subsidiaries or any of their respective directors or senior executives, are under administrative, civil, or criminal investigation, indictment or, by any Governmental Body, or are subject to any audit or investigation by any Governmental Body, with respect to any alleged irregularity, misstatement, or omission arising under any Government Contract or Government Bid. Since October 26, 2007, none of the Company or the Subsidiaries has conducted or initiated any internal investigation with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid, other than investigations or inquiries (A) in connection with any billing disputes with customers, or (B) inquiries in the Ordinary Course of Business to ensure compliance with Law.

(iii) To the Knowledge of the Company: (A) there are no outstanding material claims against the Company or any Subsidiary by any Governmental Body or any contractor arising under or relating to any Government Contract to which the Company or any Subsidiary is a party or by which it is bound; and (B) there are no material disputes between the Company or any Subsidiary and any Governmental Body or any contractor under applicable Law (provided, however, that in no event will this paragraph (iii) be deemed to include any representation with respect to product warranties).

(iv) To the Knowledge of the Company, since October 26, 2007, neither the Company nor any Subsidiary has been debarred or suspended from participation in the award of contracts with any Governmental Body (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).

(v) Neither the Company nor any Subsidiary is holding any material amount of equipment or fixtures owned by the United States.

(vi) The Company and each Subsidiary, as applicable, has reached agreement with the responsible United States government contracting officers and applicable agencies approving rates used in the bidding of applicable Government Contracts for the years from January 1, 2009 through December 31, 2011. Since December 31, 2011, the Company and each Subsidiary has bid applicable Government Contracts consistent with the methodology used in connection with prior approved rates.

4.14 Employee Benefits Plans.

(a) Schedule 4.14(a) lists each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any other material employee benefit plan or agreement maintained by the Company or any Subsidiaries for the benefit of any employee, retired employee or terminated employee of the Company or any Subsidiary (each, a “Company Benefit Plan”). Neither the Company, any Subsidiaries or any trade or business, whether or not incorporated that together with the Company or any Subsidiary would be deemed a “single employer” within the meaning of Section 4001 of ERISA has in the last three (3) years contributed to or has been obligated to contribute to any “employee pension plans,” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA, including a “multiemployer plan,” as defined in Section 3(37) of ERISA. Neither the Company nor any Subsidiary has any written plan or commitment to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan or terminate any established employee benefit practice (except, in each case, as required by applicable Law) in a way that would materially affect any group of employees, retired employees or terminated employees of the Company or any of the Subsidiaries or reasonably be expected to result in a material liability to the Company, nor has any intention to do any of the foregoing been communicated in writing to any such group of employees, retired employees or terminated employees. The Company has made available to Buyer, or will make available to Buyer as soon as reasonably practicable after the date hereof, correct and complete copies of: (i) each Company Benefit Plan (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof); (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required); (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required; (iv) the most recent determination or opinion letter received from the Internal Revenue Service with respect to each Company Benefit Plan, to the extent applicable; and (v) each trust agreement and insurance or group annuity contract relating to any Company Benefit Plan. Each Company Benefit Plan has been administered in accordance with its terms and applicable Laws, except as would not reasonably be expected to result in a material liability to the Company. There are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any of the Company Benefit Plans, by any employee or beneficiary under any such Company Benefit Plan (other than routine claims for benefits), except as would not reasonably be expected to result in a material liability to the Company.

(b) No Company Benefit Plan based in the United Kingdom is subject to Part 3 of the Pensions Act of 2004 or Section 75 of the Pensions Act of 1995. All Company Benefit Plans that are intended to be tax qualified under Section 401(a) of the Code are listed on Schedule 4.14(b) (each, a “Company Pension Plan”) and each has been timely amended to comply with applicable Law, and received or applied for a favorable determination or opinion letter in a time frame that is consistent with the Company Pension Plan cycle for filing with the IRS. To the Knowledge of the Company no event has occurred since the date of the most recent determination or opinion letter or application therefor relating to any such Company Pension Plan that would reasonably be expected to adversely affect the qualification of such Company Pension Plan. The Company has made available to Buyer, or will make available to Buyer as soon as reasonably practicable after the date hereof, a correct and complete copy of the most recent determination or opinion letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(c) All contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of the Company Benefit Plans have been made or have been reflected on the unaudited consolidated balance sheet of the Company and the Subsidiaries as at the Balance Sheet Date. No Company Pension Plan has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.

(d) Except as required by applicable Law, no Company Benefit Plan provides life insurance or medical, dental or vision benefits (whether or not insured), with respect to current or former employees of the Company or any Subsidiary following their retirement or other termination of service.

(e) Other than as required by this Agreement or required by applicable Law, the consummation of the Transactions will not, in any respect: (i) entitle any current or former director, officer or employee of the Company or any Subsidiary to severance pay or similar payment; or (ii) accelerate the time of payment or vesting or increase the amount of compensation due any such director, officer or employee.

(f) The Company has not been a party to a non-exempt prohibited transaction within the meaning of Section 406 of ERISA with respect to any Company Benefit Plan. To the Knowledge of the Company, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan under ERISA. No action, suit, proceeding, hearing or investigation with respect to the administration or investment of the assets of any Company Benefit Plan is pending or, to the Knowledge of the Company, threatened. No material audit, inquiry or procedure for which the Company has received written notice is pending or, to the Knowledge of the Company, threatened by the Internal Revenue Service, U.S. Department of Labor or other Governmental Body with respect to any Company Benefit Plan.

(g) Neither the Company nor any Subsidiary is a party to any agreement, contract or arrangement that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code or in the payment of any nonqualified deferred compensation subject to any material additional tax under Section 409A of the Code. No holder of Options is entitled to any gross-up payment with respect to any such “excess parachute payments.”

(h) The Company has properly classified all individuals who perform services for it under the Company Benefit Plans, and to the extent applicable ERISA and the Code, as common law employees, independent contractors or leased employees.

(i) This Section 4.14 represents the sole and exclusive representation and warranty of the Company regarding employee benefit matters.

4.15 Labor.

(a) Neither the Company nor any of the Subsidiaries is a party to any labor or collective bargaining agreement.

(b) Since the Balance Sheet Date, there has not been, nor is there pending or, to the Knowledge of the Company, threatened in writing, any material labor dispute between the Company or any Subsidiary and any labor organization, or any strike, work stoppage, work slowdown or lockout involving any employee of, or affecting the Company or any Subsidiary. There are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any of the Subsidiaries, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.16 Litigation. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or the Subsidiaries before any Governmental Body that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is not subject to any Order material to the business of the Company and the Subsidiaries.

4.17 Compliance with Laws; Permits.

(a) The Company and the Subsidiaries are, and have been since October 26, 2007, in compliance in all material respects with all Laws of any Governmental Body applicable to their respective businesses or operations. Neither the Company nor any of the Subsidiaries has received any written notice of or been charged with the violation of any Laws which would reasonably be expected to result in material liability to the Company and the Subsidiaries, taken as a whole.

(b) The Company and the Subsidiaries currently have all material Permits which are required for the operation of their respective businesses as presently conducted and there is no material claim, action, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened regarding suspension or cancellation of such Permits. Neither the Company nor any of the Subsidiaries is in default or violation of any term, condition or provision of any Permit to which it is a party, except for such default or violation as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.18 Environmental Matters. The representations and warranties contained in this Section 4.18 are the sole and exclusive representations and warranties of the Company pertaining or relating to any environmental, health or safety matters, including any arising under any Environmental Laws. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the operations of the Company and each of the Subsidiaries are, and have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any the terms and conditions of Permits required under all applicable Environmental Laws necessary to operate its business (“Environmental Permits”) and all such Environmental Permits are valid, in full force and effect; (b) neither the Company nor any of the Subsidiaries is subject to any pending, or to the Knowledge of the Company, threatened claim alleging that the Company or any of the Subsidiaries is or may be in violation of any Environmental Law or any Environmental Permit or does or may have any liability under any Environmental Law; (c) there are no pending or, to the Knowledge of the Company, threatened investigations of the businesses of the Company or any of the Subsidiaries, or any currently or previously owned, leased or operated property of the Company or any of the Subsidiaries under Environmental Laws; (d) neither the Company nor any Subsidiary has received any written request for information or notice of any liability related to any Environmental Law that has not been resolved to the satisfaction of the applicable Government Body and neither the Company nor any Subsidiary has received any written notice from any Governmental Body stating an intent to revoke, suspend, modify or otherwise alter the terms and conditions of any Environmental Permit that has not been resolved to the satisfaction of the applicable Government Body; (e) there has been no release of Hazardous Substances on any Realty and there are no facts or circumstances existing with respect to any Realty or any currently or previously owned, leased or operated property that could give rise to any material liabilities to the Company or the Subsidiaries, including any liabilities for response costs, corrective action costs, investigatory costs, personal injury, property damage, or natural resources damage, under any Environmental Law; (f) neither the Company nor any Subsidiary has expressly, through Contract, merger or acquisition, assumed or undertaken any liability or obligation of any other Person under any Environmental Law; and (g) the Company has made available to Buyer complete, true and accurate copies of all material environmental reports, investigations, tests, analytical results, data, reviews, studies, assessments, analyses or evaluations in the possession or control of the Company or any Subsidiary related to the Company, any Subsidiary, any Realty, any currently or previously owned, leased or operated property of the Company or any Subsidiary’s environmental condition or related to compliance with any Environmental Law.

4.19 Insurance. Schedule 4.19 lists each material insurance policy maintained by the Company and the Subsidiaries. All of such insurance policies are in full force and effect. With respect to each such insurance policy, (i) neither the Company, nor any of the Subsidiaries, is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice of claims), and to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a material breach or material default, or permit termination or modification, under any policy, and (ii) no written notice of cancellation or termination has been received other than in connection with ordinary renewals.

4.20 Related Party Agreements. Except for: (a) payment of compensation for employment to employees (or termination of employment) in the Ordinary Course of Business; (b) payment of directors fees to directors in the Ordinary Course of Business; (c) participation by employees, officers and directors in any Company Benefit Plans; or (d) restrictive covenants or other similar agreements entered into with employees, officers and directors in the Ordinary Course of Business, no director or officer of the Company or any Subsidiary or any owner of more than five percent (5%) of the shares of Common Stock is a party to any material agreement, arrangement, contract or other commitment to which the Company or any Subsidiary is a party or by which any of their respective assets or properties is bound, or, to the Knowledge of the Company, has an interest in any agreement, arrangement, contract or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or any Subsidiary.

4.21 Brokers. No Person has acted, directly or indirectly, as a broker, finder or investment banker for the Company in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from the Company in respect thereof.

4.22 Customers.

(a) Schedule 4.22(a) sets forth a complete list of the ten (10) largest customers of the Company and the Subsidiaries, on a combined basis, in each case measured by sales during calendar year 2011.

(b) Since the date hereof, to the Knowledge of the Company, none of the customers listed on Schedule 4.22(a) has: (i) stopped or indicated in writing to the Company or any of the Subsidiaries an intention to stop purchasing from the Company or such Subsidiary; (ii) substantially reduced or indicated in writing an intention to substantially reduce its trading with the Company or a Subsidiary; or (iii) changed or indicated an intention in writing to the Company or a Subsidiary to materially change the economic terms on which it is prepared to purchase from the Company or such Subsidiary (other than normal price and quota changes).

4.23 Aviation Regulations. To the Knowledge of the Company, each of the Company and each Subsidiary: (i) is in compliance with all applicable regulations, directives, advisory circulars or similar official documents issued by the Federal Aviation Administration (“FAA”) and/or foreign aviation authorities (collectively, “Aviation Regulations”); (ii) has not been subject to an investigation with respect to, or made voluntary disclosures with respect to potential violations of any Aviation Regulations, and (iii) has not been cited by the FAA for any material discrepancies or material violations during inspections or audits during the last five years. No Service Bulletins or any other notices as to any products of the Company and each Subsidiary have been issued at any time since October 26, 2007. Neither the FAA nor any other foreign aviation authority has issued any Airworthiness Directives as to any products of the Company or any Subsidiary at any time since October 26, 2007.

4.24 CSafe Joint Venture.

(a) A Subsidiary is the legal and beneficial owner of fifty percent (50%) of all of the outstanding percentage ownership interests in CSafe, LLC, a Delaware limited liability company (“CSafe”). All such equity interests are validly issued, fully paid and non-assessable, have not been issued in violation of any preemptive rights and are owned by such Subsidiary free and clear of any and all Liens. There is no outstanding option, warrant, call right or Contract to which CSafe is a party requiring, and there are no convertible securities of CSafe outstanding which upon conversion would require, the issuance of any equity or other securities of CSafe or other securities convertible into securities or other equity interests of CSafe. CSafe does not own any stock, partnership interest, joint venture interest or other equity ownership interest in any Person.

(b) CSafe is a duly organized and validly existing limited liability company in good standing under the laws of the State of Delaware, and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. CSafe is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing to the extent such concepts are recognized under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Buyer copies of the organizational documents of CSafe as currently in effect.

(c) None of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation by the Company of the Transactions, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of: (i) the Certificate of Formation of CSafe, dated August 29, 2008, and the Limited Liability Company Agreement of CSafe, dated as of September 2, 2008, by and between Bridport Air Carrier, Inc. and DoubleDay Acquisitions, LLC; or (ii) to the Knowledge of the Company, (A) any Contract, or Permit to which CSafe is a party; or (B) any Order applicable to CSafe or by which any of the properties or assets of CSafe are bound, other than, in the case of clause (ii), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) To the Knowledge of the Company, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of CSafe in connection with the execution and delivery by the Company of this Agreement or the Company Documents, the compliance by the Company with any of the provisions hereof or thereof, or the consummation by the Company of the Transactions, except for such consents, waivers, approvals, Orders, Permits or authorizations of non-Governmental Bodies, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Neither the Company nor any Subsidiary has undertaken any guaranty, indemnity or other obligation on behalf of CSafe to assume or otherwise become responsible for any Debt of CSafe.

4.25 DISCLAIMER OF THE COMPANY. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV (AS MODIFIED BY THE SCHEDULES, AS SUPPLEMENTED OR AMENDED), NONE OF THE COMPANY, THE SUBSIDIARIES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, STOCKHOLDERS, AFFILIATES, EMPLOYEES OR REPRESENTATIVES MAKES OR HAS MADE ANY VERBAL OR WRITTEN REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR THE SUBSIDIARIES, THE CAPITAL STOCK OR OTHER EQUITY INTERESTS OR THE ASSETS OF THE COMPANY OR ANY OF THE SUBSIDIARIES, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) ANY FINANCIAL FORECASTS, PROJECTIONS, ESTIMATES OR BUDGETS, OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR THE SUBSIDIARIES, AFTER THE CLOSING. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. BUYER AND MERGER SUB ACKNOWLEDGE AND AGREE THAT, EXPECT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE SCHEDULES, AS SUPPLEMENTED OR AMENDED), THE ASSETS AND THE BUSINESS OF THE COMPANY AND THE SUBSIDIARIES ARE BEING TRANSFERRED ON A “WHERE IS” AND, AS TO CONDITION, “AS IS” BASIS. BUYER AND MERGER SUB ACKNOWLEDGE AND AGREE THAT THEY HAVE CONDUCTED, TO THEIR SATISFACTION, THEIR OWN INDEPENDENT INVESTIGATION OF THE CONDITION, OPERATIONS AND BUSINESS OF THE COMPANY AND THE SUBSIDIARIES AND, IN MAKING THEIR DETERMINATION TO EXECUTE, DELIVER AND PERFORM THIS AGREEMENT AND PROCEED WITH THE TRANSACTIONS, BUYER AND MERGER SUB HAVE RELIED ON THE RESULTS OF THEIR OWN INDEPENDENT INVESTIGATION. BUYER AND MERGER SUB ACKNOWLEDGE THAT THEY ARE INFORMED AND SOPHISTICATED PERSONS, AND HAVE ENGAGED ADVISORS EXPERIENCED IN THE EVALUATION AND PURCHASE OF COMPANIES SUCH AS THE COMPANY AND THE SUBSIDIARIES AS CONTEMPLATED HEREUNDER.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as set forth on the Schedules attached hereto, each of Buyer and Merger Sub hereby represents and warrants to the Company that:

5.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted.

5.2 Authorization of Agreement. Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer or Merger Sub in connection with the consummation of the Transactions (the “Buyer Documents”), and to consummate the Transactions. The execution and delivery by each of Buyer and Merger Sub of this Agreement and the Buyer Documents and the consummation by Buyer and Merger Sub of the Merger and other Transactions have been duly authorized by all necessary action on behalf of Buyer and Merger Sub, and no other corporate action on the part of Buyer or Merger Sub (other than the filing of appropriate merger documents with the Secretary of State of the State of Delaware) is necessary to authorize the execution, delivery and performance of this Agreement and each of the Buyer Documents and the consummation of the Merger and other Transactions. This Agreement has been, and each of the Buyer Documents will be at or prior to the Closing, duly and validly executed and delivered by Buyer and Merger Sub, as applicable, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, the legal, valid and binding obligation of Buyer and Merger Sub, as applicable, enforceable against Buyer and Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by Buyer or Merger Sub of this Agreement or the Buyer Documents, the consummation by Buyer or Merger Sub of the Transactions, or compliance by Buyer or Merger Sub with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and bylaws of Buyer or Merger Sub; (ii) any Contract or Permit to which Buyer or Merger Sub is a party; (iii) any Order to Buyer or Merger Sub or by which any of the properties or assets of Buyer or Merger Sub are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to prohibit or restrain the ability of Buyer or Merger Sub to consummate the Transactions.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Buyer or Merger Sub in connection with the execution and delivery by Buyer or Merger Sub of this Agreement or the Buyer Documents, the compliance by Buyer or Merger Sub with any of the provisions hereof or thereof, or the consummation by Buyer or Merger Sub of the Transactions, except for: (i) filings required under and in compliance with the applicable requirements of the HSR Act and the other Antitrust Laws; and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL.

5.4 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened in writing against Buyer or Merger Sub before any Governmental Body that would reasonably be expected to prohibit or restrain the ability of Buyer or Merger Sub to enter into this Agreement or consummate the Transactions. Neither Buyer nor Merger Sub is subject to any Order except to the extent the same would not reasonably be expected to prohibit or restrain the ability of Buyer or Merger Sub to enter into this Agreement or consummate the Transactions.

5.5 Brokers. No Person has acted, directly or indirectly, as a broker, finder or investment banker for Buyer or Merger Sub in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from Buyer or Merger Sub in respect thereof.

5.6 Sufficient Funds.

(a) Schedule 5.6(a) sets forth true and correct copies of an executed commitment letter from Credit Suisse AG, Credit Suisse Securities (USA) LLC, UBS Loan Finance LLC and UBS Securities LLC and Credit Suisse AG, Cayman Islands Branch dated as of the date hereof (the “Financing Commitment Letter” and the commitments thereunder, the “Financing Commitments”), pursuant to which, and subject to the terms and conditions of which, the lenders party thereto have committed to lend the amounts set forth therein to Buyer for the purpose of funding the transactions contemplated by this Agreement (the “Financing”).

(b) As of the date of this Agreement, the Financing Commitment Letter is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified in any respect and is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto. There are no other agreements, side letters or arrangements relating to the Financing Commitments that could affect the availability of the Financing or the timing of the Closing. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Financing Commitment Letter, and, assuming the closing conditions set forth in Section 7.1(a) and (b) have been satisfied and compliance in all material respects by the Company with Section 6.10, Buyer has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of closing to be satisfied by it, contained in the Financing Commitment Letter. Buyer has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Assuming the closing conditions set forth in Section 7.1(a) and (b) have been satisfied and compliance in all material respects by the Company with Section 6.10, the aggregate proceeds from the Financing, together with cash and borrowings under Buyer’s existing credit facilities, are sufficient for satisfaction of all of Buyer’s obligations under this Agreement in an amount sufficient to consummate the Transactions, including the payment of the Merger Consideration and the payment of all associated costs and expenses (including without limitation the Company Transaction Expenses and any required refinancing of indebtedness of Buyer, the “Required Amount”). The Financing Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Buyer on the terms set forth therein. As of the date of this Agreement, none of the Financing Commitments has been withdrawn and Buyer does not know of any facts or circumstances that may be expected to result in any of the conditions set forth in the Financing Commitment Letter not being satisfied. To the extent this Agreement must be in a form acceptable to any lender providing Financing, such lender or lenders have approved this Agreement.

(c) Buyer’s obligations under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

5.7 Solvency.

(a) Immediately after giving effect to the Merger and the consummation of the other Transactions, including the payment of the Closing Per Share Price pursuant to Section 3.1(a) (including any adjustments thereto pursuant to Section 3.2(a)) and payment of all related fees and expenses:

(i) the fair saleable value (determined on a going concern basis) of the assets of Buyer and the Company and the Subsidiaries, taken as a whole, shall be greater than the total amount, taken as a whole, required to pay their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(ii) Buyer and the Surviving Corporation and the Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the Ordinary Course of Business as they become due; and

(iii) Buyer and the Surviving Corporation and the Subsidiaries, taken as a whole, shall not have unreasonably small capital for the operation of the businesses in which they are engaged or proposed to be engaged thereafter.

(b) In completing the Transactions, Buyer does not intend to hinder, delay or defraud any present or future creditors of Buyer or the Surviving Corporation or the Subsidiaries.

5.8 Merger Sub’s Operations. Buyer owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with such Transactions.

5.9 Knowledge of Buyer. To the Knowledge of Buyer, except as expressly set forth in the Schedules, there exists no basis for any action, suit, proceeding or claim of any nature (including for breach of contract or in tort), whether at law or in equity, that may be asserted by Buyer or Merger Sub, or by the Company or any of the Subsidiaries, against the Stockholders, their Affiliates (not including any portfolio company), and each of their current and former partners and other employees that have been engaged in the provision of services to the Company and/or the Subsidiaries under the Management Agreement or otherwise in connection with the operation or management of the Company and/or the Subsidiaries.

ARTICLE VI

COVENANTS

6.1 Access to Information.

(a) Prior to the Closing or earlier termination of this Agreement, the Company shall from time to time provide Buyer with reasonable access (during normal business hours) to the offices, properties, appropriate officers, books and records of the Company and the Subsidiaries. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law. Buyer and its representatives shall cooperate with the Company and its representatives and shall use their reasonable efforts to minimize any disruption to the business. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Company, which may be withheld for any reason: (i) Buyer shall not contact any suppliers to, or customers of, the Company or the Subsidiaries, other than in the ordinary course of Buyer’s business not in connection with the Transactions or the business of the Company and the Subsidiaries; and (ii) Buyer shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of the Subsidiaries.

(b) For a period of seven (7) years after the Closing, Buyer shall cause the Surviving Corporation to give the Stockholders’ Representatives reasonable access to the appropriate officers, books and records (including all electronic data related thereto) of the Surviving Corporation during Surviving Corporation’s regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law to books and records transferred to the Surviving Corporation to the extent necessary for the preparation of insurance claims, financial statements, regulatory filings, Tax returns of the Stockholders or Optionholders or their Affiliates in respect of periods ending on or prior to Closing, or in connection with any Legal Proceedings. Subject to execution of appropriate confidentiality agreements, the Stockholders’ Representatives shall be entitled, at their sole cost and expense, to make copies of the books and records to which it is entitled to access pursuant to this Section 6.1(b). Buyer agrees to cause the Company to hold all the books and records of the

Company and the Subsidiaries existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law.

6.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing or earlier termination of this Agreement, except: (i) as required by applicable Law; (ii) as otherwise contemplated by this Agreement; (iii) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned); or (iv) as set forth on Schedule 6.2, the Company shall, and shall cause the Subsidiaries to, conduct the respective businesses of the Company and the Subsidiaries only in the Ordinary Course of Business.

(b) Prior to the Closing or earlier termination of this Agreement, except: (i) as required by applicable Law; (ii) as otherwise contemplated by this Agreement; (iii) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned); or (iv) as set forth on Schedule 6.2, the Company shall not, and shall cause the Subsidiaries not to:

(i) transfer, issue, sell or dispose of any shares of capital stock or other securities of the Company or any of the Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company or any of the Subsidiaries, except for the exercise of Options or, in the Ordinary Course of Business, the grant of options under the Option Plan;

(ii) effect any recapitalization, reclassification or like change in the capitalization of the Company or any of the Subsidiaries or pay any dividends;

(iii) amend the Certificate of Incorporation, the Bylaws, or comparable organizational documents of any of the Subsidiaries;

(iv) other than in the Ordinary Course of Business or as required by Law or Contract, (A) increase the annual level of compensation of any director or employee of the Company or any of the Subsidiaries, (B) grant any unusual or extraordinary bonus or other direct or indirect compensation to any director or employee, (C) materially increase the coverage or benefits available under any Company Benefit Plan or (D) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement;

(v) subject any of the properties or assets (whether tangible or intangible) of the Company or any of the Subsidiaries to any material Lien, except for Permitted Exceptions;

(vi) acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the Company and the Subsidiaries, taken as a whole, (except pursuant to an existing Contract for fair consideration in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets);

(vii) other than in the Ordinary Course of Business, cancel or compromise any material debt or claim owing to the Company;

(viii) enter into any commitment for capital expenditures of the Company and the Subsidiaries in excess of $100,000 for any individual commitment and $500,000 for all commitments in the aggregate;

(ix) other than in the Ordinary Course of Business, enter into, modify or terminate any labor or collective bargaining agreement of the Company or any of the Subsidiaries;

(x) permit the Company or any of the Subsidiaries to enter into or agree to enter into any merger or consolidation with any Person (other than a merger of any wholly-owned Subsidiary of the Company into the Company or one of the Company’s Subsidiaries);

(xi) make or rescind any material election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes, or make any material change to any of its methods of accounting for Tax purposes from those employed in the preparation of its most recent Tax Return; or

(xii) agree to do anything prohibited by this Section 6.2(a).

(c) Notwithstanding the foregoing, during the period from the date hereof until the Effective Time, the Company and the Subsidiaries shall be permitted to utilize any and all available Cash (i) to pay Company Transaction Expenses; and (ii) to repay outstanding Debt (including amounts owing under the Management Agreement).

6.3 Regulatory Approvals.

(a) Each of the parties agrees to use its best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the Transactions, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or Orders from all Governmental Bodies. In furtherance and not in limitation of the foregoing, each party hereto agrees (i) to make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable (and in any event within two (2) Business Days) after the date hereof and to request and use reasonable best efforts to obtain early termination of the waiting period under the HSR Act; (ii) to make, or cause to be made, all filings required of each of them or any of their respective subsidiaries or Affiliates under the other Antitrust Laws as described on Schedule 4.3(b) as promptly as practicable (and in any event within five (5) Business Days) after the date hereof; and (iii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or the other Antitrust Laws.

(b) Further, and without limiting the generality of the rest of this Section 6.4, each of the parties shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall promptly (i) furnish to the other such necessary information and reasonable assistance as the other parties may request in connection with the foregoing, (ii) inform the other of any communication from any Governmental Body regarding any of the Transactions, and (iii) provide counsel for the other parties with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Body and any other information supplied by such party and such party’s subsidiaries to a Governmental Body or received from such a Governmental Body in connection with the Transactions; provided, however, that materials may be redacted as necessary to comply with contractual arrangements and with applicable Law. Each party hereto shall, subject to applicable Law, permit counsel for the other parties to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Body in connection with the Transactions. To the extent practicable and, in their good faith determination, reasonable under the circumstances, the parties shall provide each other advance notice and the opportunity to attend and participate prior to any participation in any meaningful meeting or discussion, either in person or by telephone, with any Governmental Body in connection with the Transactions.

(c) Further, and without limiting the generality of the rest of this Section 6.4, Buyer and Merger Sub shall use their reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust Law or other Law that may be asserted by any Governmental Body or private party with respect to this Agreement so as to make effective as promptly as practicable the Transactions and to avoid any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the Termination Date. The steps involved in the preceding sentence shall include, without limitation, (i) defending through litigation on the merits, including appeals, any claim asserted in any court or other proceeding by any party; or (ii) agreeing to take any other action as may be required by a Governmental Body in order (A) to obtain all necessary consents, approvals and authorizations as soon as reasonably possible, and in any event before the Termination Date, (B) to avoid the entry of, or to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect in any Legal Proceeding and that prohibits, prevents or restricts consummation of the Transactions, or (C) to effect the expiration or termination of any waiting period, which would otherwise have the effect of preventing or delaying the Closing beyond the Termination Date. At the request of Buyer, the Company shall agree to take any action with respect to the Company or any of the Subsidiaries in the two preceding sentences, provided that any such action is conditioned upon (and shall not be completed prior to) the consummation of the Transactions. Buyer shall not, and shall cause each of Affiliates not to, take any action which is intended to or which would reasonably be expected to adversely affect the ability of any of the parties hereto from obtaining (or cause delay in obtaining) any necessary approvals of any Governmental Body required for the Transactions, from performing its covenants and agreements under this Agreement, or from consummating the Transactions. Notwithstanding the foregoing, Buyer shall be under no obligation to sell, divest, license or dispose of any assets or businesses of Buyer (or its Affiliates) or the Company or the Subsidiaries or to enter into any agreement to take or commit to take actions that limit Buyer’s or its Affiliates’ freedom of action with respect to, or their ability to retain, any of the business, product lines or assets of Buyer (or its Affiliates), the Company or the Subsidiaries. Nothing in this Section 6.3 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(a) or Section 8.1(d) so long as such party has, prior to such termination, complied with its obligations under this Section 6.3; provided, that such party is otherwise entitled to terminate this Agreement pursuant to Section 8.1(a) or Section 8.1(d), as applicable.

6.4 Further Assurances. Subject to, and not in limitation of, Section 6.4, each of Buyer, Merger Sub and the Company shall use (and the Company shall cause each of the Subsidiaries to use) its reasonable best efforts to (i) take all actions necessary or appropriate to consummate the Transactions and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate and make effective the Transactions.

6.5 Confidentiality. Each of Buyer and Merger acknowledges that the information provided to them in connection with this Agreement and the Transactions is subject to the terms of the confidentiality agreement between TransDigm Group Incorporated and the Company dated December 28, 2011 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate.

6.6 Indemnification, Exculpation and Insurance.

(a) From and after the Closing Date, Buyer shall cause the Surviving Corporation and the Subsidiaries to indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the Persons who on or prior to the Closing Date were directors, managing members or officers of the Company or any of the Subsidiaries (collectively, the “Indemnitees”) with respect to all acts or omissions by them to the extent arising from or relating to any such Indemnitee’s duties as an officer, director or managing member of the Company or any of the Subsidiaries. Buyer agrees that all rights of the Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the Certificate of Incorporation, the Bylaws, or comparable organizational documents of the any of the Subsidiaries as now in effect, and any indemnification agreements or arrangements of the Company or any of the Subsidiaries shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the Indemnitees, unless such modification is required by Law. In addition, Buyer shall, or shall cause the Surviving Corporation to, pay any expenses of any Indemnitee under this Section 6.6, as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law, the Certificate of Incorporation, the Bylaws or any indemnification agreement then in effect between such person and the Company.

(b) Each of Buyer and Merger Sub hereby acknowledges that certain Indemnitees may have rights to indemnification, advancement of expenses and/or insurance provided by Berkshire Partners LLC or Greenbriar Equity Group LLC and their respective Affiliates (other than the Company and the Subsidiaries) (collectively, the “Indemnitors”). Buyer hereby agrees: (i) that it is the indemnitor of first resort (i.e., its obligations to the Indemnitees with respect to claims arising from or relating to their service as officers, directors or managing members of the Company or the Subsidiaries (as opposed to claims relating to their roles with Berkshire Partners LLC or Greenbriar Equity Group LLC or their respective Affiliates) are primary and any obligation of the Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Indemnitees are secondary); (ii) that it shall be required to advance the full amount of expenses incurred by any Indemnitee for such claims and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement, the Certificate of Incorporation, the Bylaws, and certificate of incorporation, certificate of formation, bylaws, limited partnership agreement or limited liability company agreement or comparable organizational documents of any of the Subsidiaries (or any other agreement between the Company or any of the Subsidiaries and any such Indemnitee), without regard to any rights the Indemnitee may have against the Indemnitors; and (iii) that it irrevocably waives, relinquishes and releases the Indemnitors from any and all claims against the Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Buyer further agrees that no advancement or payment by the Indemnitors on behalf of Indemnitee with respect to any claim for which an Indemnitee has sought indemnification from the Company shall affect the foregoing and the Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnitee against the Company. Buyer and the Indemnitees agree that the Indemnitors are express third party beneficiaries of the terms of this Section 6.6(b).

(c) Buyer, from and after the Closing Date, shall, or shall cause the Surviving Corporation to, cause: (i) the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of certain liabilities of directors, officers and managing members than are set forth as of the date of this Agreement in the Certificate of Incorporation and the Bylaws; and (ii) the certificate of incorporation and bylaws or comparable organizational documents of each Subsidiary to contain provisions no less favorable to the Indemnitees with respect to limitation of certain liabilities of directors, officers and managing members that are set forth as of the date of this agreement in such certificate of incorporation and bylaws or comparable organizational documents, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitee.

(d) Prior to the Closing Date, Buyer shall, at its own expense, obtain a six (6) year “run-off” or “tail” policy for the Company and the Subsidiaries, and maintain such policy in effect for a period of six (6) years after the Closing Date, with respect to claims arising from or related to facts or events that occurred at or before the Closing Date, with reputable and financially sound carriers and with at least the same coverage and amounts as and containing terms and conditions that are no less advantageous than the current policies of directors’ and officers’ liability insurance maintained by the Company and the Subsidiaries and Buyer shall provide evidence of such “run-off” or “tail” policy to the Stockholders’ Representatives prior to the Closing Date and shall cause the Surviving Corporation and the Subsidiaries to maintain such policy in effect for the full period of six (6) years after the Closing Date.

(e) The provisions of this Section 6.6 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract disclosed in Schedule 4.13 or otherwise.

(f) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 6.6.

(g) The obligations of Buyer and the Surviving Corporation under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 6.6 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6).

6.7 Publicity. Prior to the Closing, none of the Company, Buyer or Merger Sub shall issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Company, Buyer or Merger Sub, as applicable, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which the Company or Buyer lists securities; provided that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the timing and content thereof; provided, further, that the Stockholders are permitted to report and disclose the status of the Agreement and the Transactions to their limited partners in the ordinary course of their business.

6.8 Conduct of Buyer Prior to the Closing. During the period commencing on the date of this Agreement and terminating on the earlier to occur of the Closing or the termination of this Agreement pursuant to and in accordance with Article VIII, Buyer shall not take, or cause to be taken, any action which would interfere with the consummation of the Transactions or delay the consummation of the Transactions. Prior to the Closing, other than communications in the ordinary course of Buyer’s business in compliance with Buyer’s confidentiality obligations under the Confidentiality Agreement, Buyer and its representatives shall contact and communicate with the customers, suppliers and lessors of the Company and the Subsidiaries in connection with the transactions contemplated hereby only with the prior written consent of the Company.

6.9 Employee Benefits. For purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of Buyer providing benefits to Continuing Employees (the “Buyer Plans”), Buyer shall credit each Continuing Employee with his or her years of services with the Company, the Subsidiaries and any predecessor entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plan. The Buyer Plans shall not deny Continuing Employees coverage on the basis of pre-existing conditions and shall credit such Continuing Employees for any deductibles and out-of-pocket expenses paid in the year of initial participation in the Buyer Plan.

6.10 Financing Activities.

(a) Each of Buyer and Merger Sub acknowledges and agrees that the Stockholders’ Representatives, the Company and their respective Affiliates have no responsibility for any financing that Buyer or Merger Sub may raise in connection with the Transactions.

(b) Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) maintain in effect the Financing and the Financing Commitment Letter, (ii) enter into definitive financing agreements with respect to the Financing, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date, (iii) consummate the Financing at or prior to the Closing, and (iv) enforce its rights under the Financing Commitment Letter. Buyer shall provide to the Company copies of all documents relating to the Financing and shall keep the Company reasonably informed of material developments in respect of the financing process relating thereto. Prior to the Closing, Buyer shall not agree to, or permit, any amendment or modification of, or waiver under, the Financing Commitment Letter or other documentation relating to the Financing which would reasonably be expected to adversely effect Buyer or Merger Sub’s ability to consummate the Transactions without the prior written consent of the Company. Notwithstanding anything in this Agreement to the contrary, the Financing Commitment Letter may be amended, modified, supplemented, restated or superseded at the option of Buyer after the date hereof but prior to the Closing (a “New Financing Commitment”); provided that the terms of any New Financing Commitment shall not (1) reduce the aggregate amount of the Financing, (2) expand upon (or alter in any manner adverse to the interests of the Company) the conditions precedent to the Financing as set forth in the Financing Commitment Letter, or (3) reasonably be expected to delay the Closing. In such event, the definitions of “Financing Commitment Letter,” “Financing Commitments” and “Financing” contained herein shall be deemed to include any

Financing Commitments or documents related thereto not so amended, modified, supplemented, restated or superseded, together with the New Financing Commitment. Further, for the avoidance of doubt, if the Financing (or any alternative financing) has not been obtained, Buyer and Merger Sub shall continue to be obligated to consummate the Transactions subject only to the satisfaction or waiver of the conditions set forth in Section 7.1 and to Buyer’s termination rights under Article VIII, if applicable.

(c) If, notwithstanding the use of commercially reasonable efforts by Buyer to satisfy its obligations under Section 6.10(b), any of the Financing or the Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated prior to the Closing, in whole or in part, for any reason, Buyer shall (i) promptly notify the Company of such expiration or termination and the reasons therefor and (ii) use its commercially reasonable efforts promptly to arrange for alternative financing (“Replacement Financing”) (which shall be sufficient to pay the Required Amount from other sources and which do not, without the prior consent of the Company, include any conditions of such alternative financing that are more onerous than or in addition to the conditions set forth in the Financing) to replace the financing contemplated by such expired or terminated commitments or arrangements.

(d) The Company shall provide to Buyer all cooperation that is reasonably requested by Buyer in connection with the Financing, including the following: (i) causing the Company’s senior officers to participate in a reasonable number of meetings, presentations, sessions with rating agencies or other customary syndication activities; (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, bank information memoranda and similar documents reasonably required in connection with the Financing; (iii) assisting with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement and other definitive financing documents on terms satisfactory to Buyer, provided that no obligation of the Company or the Subsidiaries under any such document or agreement shall be effective until the Effective Time; (iv) facilitating the pledging of collateral, provided that no pledge shall be effective until the Effective Time; (v) furnishing on a confidential basis to Buyer and the Financing Sources as promptly as practicable, such financial information regarding the Company and the Subsidiaries as may be reasonably requested by Buyer, including the financial statements required by paragraph 3 of Exhibit B to the Financing Commitment Letter; (vi) requesting that the administrative agent and collateral agent under the Existing Credit Agreement provide the Payoff Letter and related ancillary agreements; (vii) providing requested officer’s certificates and representation letters to the extent required by the terms of the Financing Commitment Letter; (viii) using commercially reasonably efforts to ensure that the syndication efforts of the Financing Sources benefit from the existing lending relationships of the Company and the Subsidiaries; (ix) causing the taking of corporate and other actions by the Company and the Subsidiaries to permit completion of the Financing; (x) facilitating the execution and delivery (at the Closing) of definitive documents required by the terms of the Financing Commitment Letter related to the Financing; and (xi) causing to be prepared and rendered requested opinions of counsel, in each of the foregoing cases as may be necessary and customary in connection with a financing substantially similar to the Financing; provided that, notwithstanding anything in this Agreement to the contrary, until the Effective Time occurs neither the Company or the Subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) have any liability or obligation under any other agreement or any related document or any other agreement or document related to the Financing, or (3) be required to incur any other liability in connection with the Financing contemplated by the Financing Commitments. Buyer shall indemnify and hold harmless, the Company and the Subsidiaries, and their respective officers, employees and representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company or the Subsidiaries. Notwithstanding anything in this paragraph, such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company or the Subsidiaries. Prior to the Closing, Buyer shall promptly reimburse the Company for all reasonable out-of-pocket expenses incurred by it in connection with such cooperation.

6.11 Supplementation and Amendment of Schedules. The Company may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms or any other terms defined in Article I (and, in particular, the inclusion of any item in the Schedules shall not, in and of itself, be a basis for taking such item into account in determining Debt or Net Working Capital or whether there has been a Material Adverse Effect). From time to time prior to the Closing, the Company shall have the right to supplement or amend the Schedules with respect to any matter hereafter arising or discovered after the date hereof. No such supplement or amendment shall have any effect on the satisfaction of the condition to closing set forth in Section 7.1(a).

6.12 Holdback. Until such time as the Stockholders’ Representatives shall remit the Holdback to the appropriate parties in accordance with Section 3.2(e), the Stockholders’ Representatives will hold the Holdback, or cause the Holdback to be held by a third party, segregated from the general assets of the Stockholders’ Representatives and will invest the Holdback only in direct obligations of the United States of America, or any agency thereof, the obligations of which are backed by the full faith and credit of the United States of America or money-market investments that invest in such obligations. Nothing herein shall limit the obligations hereunder of the Stockholders’ Representatives to pay any Purchase Price Adjustment to the amount of the Holdback.

6.13 280G. As soon as reasonably practicable following the date of this Agreement, the Company shall solicit from each “disqualified individual” (as defined in Section 280G of the Code) a waiver of such individual’s right to receive payments to the extent required to avoid the incidence of any “excess parachute payments” (as defined in Section 280G of the Code). Thereafter, prior to the Closing Date, the Company will submit to a shareholder vote, in a manner intended to satisfy the shareholder approval requirements of Section 280G of the Code, the right of each disqualified individual to receive or retain any and all “parachute payments” under Section 280G of the Code that had been waived.

6.14 Financial Statements. If the Closing shall not have occurred and this Agreement shall not have been terminated by the close of business on April 30, 2012, the Company shall use its best efforts to deliver on the next Business Day to Buyer copies of the audited consolidated balance sheet of the Company and the Subsidiaries as at December 31, 2011 and the related audited consolidated statements of income and of cash flows of the Company and the Subsidiaries for the year then ended.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of Buyer and Merger Sub. The obligation of Buyer and Merger Sub to consummate the Transactions is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by applicable Law):

(a) (i) The representations and warranties of the Company set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.4 (Capitalization) and Section 4.21 (Brokers) shall be true and correct in all material respects, and (ii) all other representations and warranties of the Company set forth in Article IV shall be true and correct (without giving effect to any “material”, “materially”, “materiality”, “Material Adverse Effect”, “material adverse change” or similar qualifiers contained in any of such representations and warranties), except for such failures to be true and correct that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in each of cases (i) and (ii), as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), and Buyer shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

(b) The Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Buyer shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

(c) There shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(d) The waiting period applicable to the Transactions under the HSR Act shall have expired or early termination shall have been granted, and the applicable filings or approvals under other Antitrust Laws as set forth on Schedule 4.3(b) which are required to be made or obtained shall have been made or obtained, or, if not so obtained, any applicable waiting periods thereunder shall have expired or been terminated;

(e) The Company shall have delivered to Buyer (i) a certification from the Company, dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, that the Company is not, and has not been at any time during the relevant time period, a United States real property holding company, as defined in Section 897(c)(2) of the Code, and (ii) proof reasonably satisfactory to Buyer that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2);

(f) The Company shall have delivered to Buyer reasonable evidence that the Management Agreement has been terminated and that neither the Company nor the Subsidiaries will have any further liability thereunder, in each case other than with respect to Section 6 thereof; and

(g) Not less than two (2) Business Days prior to the Closing Date, the Company shall have procured and obtained and delivered to Buyer the Payoff Letter.

If the Closing occurs, all closing conditions set forth in this Section 7.1 which have not been fully satisfied as of the Closing shall be deemed to have been fully waived.

7.2 Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part to the extent permitted by applicable Law):

(a) (i) The representations and warranties of Buyer and Merger Sub set forth in Section 5.1 (Organization), Section 5.2 (Authorization) and Section 5.5 (Brokers) shall be true and correct in all material respects, and (ii) all other representations and warranties of Buyer and Merger Sub set forth in Article V shall be true and correct (without giving effect to any “material”, “materially”, “materiality”, “material adverse effect”, “material adverse change” or similar qualifiers contained in any of such representations and warranties), except for such failures to be true and correct that do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business or operations of Buyer or Merger Sub or prohibit or restrain the ability of Buyer or Merger Sub to consummate the Transactions, in each of cases (i) and (ii), as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), and the Company shall have received a certificate signed by an authorized officer of Buyer and Merger Sub, dated the Closing Date, to the foregoing effect;

(b) Buyer and Merger Sub shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Buyer and Merger Sub on or prior to the Closing Date, and the Company shall have received a certificate signed by an authorized officer of Buyer and Merger Sub, dated the Closing Date, to the foregoing effect;

(c) There shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions; and

(d) The waiting period applicable to the Transactions under the HSR Act shall have expired or early termination shall have been granted, and the applicable filings or approvals under other Antitrust Laws as set forth on Schedule 4.3(b) which are required to be made or obtained shall have been made or obtained, or, if not so obtained, any applicable waiting periods thereunder shall have expired or been terminated.

If the Closing occurs, all closing conditions set forth in this Section 7.2 which have not been fully satisfied as of the Closing shall be deemed to have been fully waived.

7.3 Frustration of Closing Conditions. None of the Company, Buyer or Merger Sub may rely on the failure of any condition set forth in Sections 7.1 or 7.2, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) At the election of the Company or Buyer on or after April 20, 2012 (the “Termination Date”) if the Closing shall not have occurred by the close of business on such date; provided that (i) if the Company is the terminating party, it is not in breach in any material respect of any of its obligations hereunder and (ii) if Buyer is the terminating party, neither Buyer nor Merger Sub is in breach in any material respect of any of its obligations hereunder; provided, further, that if all of the conditions set forth in Section 7.1 have been satisfied as of the Termination Date (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), then Buyer shall not be permitted to terminate the Agreement pursuant to this Section 8.1(a); and provided, further, that each of the Company and Buyer shall have the right to extend, from time to time, the Termination Date for additional periods of time not to exceed sixty (60) days in the aggregate if all conditions to the Closing (other than the conditions set forth in Sections 7.1(d) and 7.2(d)) are satisfied or capable of then being satisfied and the party exercising such right reasonably believes that such conditions will be satisfied on or prior to the Termination Date, as extended);

(b) by mutual written consent of the Company and Buyer;

(c) by either the Company or Buyer if there shall have been a breach by the other party of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Sections 7.1(a) and 7.1(b) (in the case of a breach by the Company), or Sections 7.2(a) and 7.2(b) (in the case of a breach by Buyer or Merger Sub), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the Termination Date;

(d) by the Company or Buyer if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions; it being agreed that subject to Section 6.3(b) hereof, the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(e) by Buyer if a copy of the Stockholder Approval shall not have been delivered to Buyer (by facsimile or other means of electronic transmission, such as by electronic mail in “.pdf” form) by 8:00 p.m. Eastern Time on the date hereof.

8.2 Procedure upon Termination. In the event of termination and abandonment by Buyer or the Company, or both, pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the Transactions shall be abandoned, without further action by Buyer or the Company.

8.3 Effect of Termination.

(a) In the event that this Agreement is validly terminated in accordance with Section 8.1 and 8.2, then the parties hereto shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Buyer, Merger Sub, the Company or the Stockholders’ Representatives; provided, that (i) no such termination shall relieve any party hereto from liability for any willful breach of this Agreement, and (ii) the obligations of the parties set forth in Article IX hereof shall survive any such termination and shall be enforceable hereunder.

(b) Nothing in this Section 8.3 shall relieve the parties hereto of any liability for a breach of any of its covenants or agreements or willful breach of its representations and warranties contained in this Agreement prior to the date of termination. The damages recoverable by the non-breaching party shall include all attorneys’ fees reasonably incurred by such party in connection with the Transactions.

(c) The Confidentiality Agreement shall survive any termination of this Agreement and nothing in this Section 8.3 shall relieve the parties hereto of their obligations under the Confidentiality Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Survival. None of the representations and warranties of any party contained in this Agreement or any of the other Transaction Documents (including any certificate to be delivered under Article VII of this Agreement), other than the representations and warranties set forth in Section 5.9, shall survive the Closing. None of the covenants of any party required to be performed by such party before the Closing shall survive the Closing. Unless otherwise indicated, the covenants and agreements set forth in this Agreement which by their terms are required to be performed after the Closing shall survive the Closing until they have been performed or satisfied.

9.2 Payment of Sales, Use or Similar Taxes. All sales, use, transfer, intangible, recordation, documentary, stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the Transactions shall be borne by Buyer; provided, that any state transfer Tax applicable to, or resulting from the transfer of Common Stock in the Merger, and imposed on a Stockholder shall be borne by the applicable Stockholder.

9.3 Expenses. Whether or not the Transactions are consummated, and except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees), and the Company will bear the fees, costs and expenses incurred by the Stockholders in connection with the negotiation, execution and performance of this Agreement and the Transactions. Without limiting the foregoing, Buyer will pay and be solely responsible for Transaction related fees and expenses of Buyer, Merger Sub and any of their respective Affiliates, any “run-off” or “tail” policy purchased by Buyer pursuant Section 6.7(g), all filing fees payable under the HSR Act and any other Antitrust Laws and all fees and expenses related to financing transactions incurred in connection with the Closing. If any party obtains an injunction, a decree or order of specific performance or other remedy, the other party (other than an Affiliate of such party) shall reimburse such party for all out-of-pocket expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants) incurred by or on behalf of such party or any Affiliate of such party in connection with obtaining such injunction, a decree or order of specific performance or other remedy.

9.4 Governing Law; Jurisdiction; Consent to Service of Process; Waiver of Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the jurisdiction of such courts in any such action or proceeding. Notwithstanding the foregoing, each of the parties to this Agreement agrees that it will not bring any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Financing Commitments (or any commitment letter relating to any Replacement Financing or any New Financing Commitment) or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America, in each case, sitting in the Borough of Manhattan, and any appellate court thereof. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(c) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 9.7.

(d) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement or the Transactions (including the Financing or any Replacement Financing and the obligations of the Financing Sources in respect thereof).

9.5 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Transaction Documents, the Confidentiality Agreement, and each other agreement, document, instrument or certificate contemplated hereby or to be executed in connection with the Transactions, represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior agreements among the parties respecting the Transactions. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement and the Transaction Documents, and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the Transaction Documents. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the Transactions shall be those remedies available at law or in equity for breach of contract against the parties to this Agreement only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement), and the parties hereby agree that neither party hereto shall have any remedies or causes of action (whether in contract, tort or otherwise) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

9.6 Amendments and Waivers. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought; provided, that the consent of the Financing Sources (which consent shall not be unreasonably withheld, delayed or conditioned) shall be required for any amendment, supplement, modification or waiver of Sections 9.4(b), 9.4(d), 9.6 or 9.9 or the definition of “Financing Sources” set forth in Section 1.1, in each case, in a manner adversely affecting the rights of the Financing Sources. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

9.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission), (iii) when received or rejected by the addressee if sent by registered or certified mail, postage prepaid, return receipt requested, or (iv) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company to:

AmSafe Global Holdings, Inc.

1043 N. 47th Avenue

Phoenix, AZ 85043

Facsimile: (602) 850-2749

Attention: Terence W. Lyons, President and CEO and

                 Dennis Gilbert, Executive Vice President and CFO

With a copy (which shall not constitute notice) to each of:

Berkshire Partners LLC

200 Clarendon Street, 35th Floor

Boston, MA 02116

Facsimile: (617) 227-6105

Attention: Lawrence S. Hamelsky and Sharlyn C. Heslam

Greenbriar Equity Group LLC

555 Theodore Fremd Avenue

Suite A-201

Rye, NY 10580

Facsimile: (914) 925-7301

Attention: Reginald L. Jones, III and Christopher Laws

and

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, Massachusetts 02110

Facsimile: (617) 772-8333

Attention: David K. Duffell and Shayla K. Harlev

If to the Stockholders’ Representatives, to each of:

BSR LLC

c/o Berkshire Partners LLC

200 Clarendon Street, 35th Floor

Boston, MA 02116

Facsimile: (617) 227-6105

Attention: Lawrence S. Hamelsky and Sharlyn C. Heslam

and

Greenbriar Equity Fund II, L.P.

c/o Greenbriar Equity Group LLC

555 Theodore Fremd Avenue

Suite A-201

Rye, NY 10580

Facsimile: (914) 925-7301

Attention: Reginald L. Jones, III and Nisha Kumar

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, Massachusetts 02110

Facsimile: 617 772-8333

Attention: David K. Duffell and Shayla K. Harlev

If to Buyer or Merger Sub, to:

TransDigm Inc.

1301 East Ninth Street, Suite 3000

Cleveland, Ohio 44114

Facsimile: 216-706-2937

Attention: W. Nicholas Howley, Chairman and Chief Executive Officer

and Gregory Rufus, Executive Vice President and Chief Financial Officer

With a copy (which shall not constitute notice) to:

Baker & Hostetler LLP

1900 East Ninth Street, Suite 3200

Cleveland, Ohio 44114

Facsimile: (216) 696-0740

Attention: John M. Gherlein and Halle Fine Terrion

9.8 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

9.9 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such permitted successors and assigns, any legal or equitable rights hereunder; provided, however, that the parties hereto specifically acknowledge and agree that (i) the provisions of Section 6.6 hereof are intended to be for the benefit of, and shall be enforceable by, all current or former directors, officers, employees, agents or stockholders of the Company or any of the Subsidiaries (in all of their capacities) affected thereby; (ii) the provisions of Section 9.13 hereof are intended to be for the benefit of, and shall be enforceable by, any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any of the Stockholders, Optionholders, the Stockholders’ Representatives or the Company or any of their respective Affiliates affected thereby; (iii) this Agreement is intended to be for the benefit of, and shall be enforceable in all respects by, the Stockholders and the Stockholders’ Representatives; and (iv) the provisions of Section 9.4 and Section 9.6 are intended to be for the benefit of, and shall be enforceable in all respects by, each Financing Source and its successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations.

9.10 Legal Representation. Buyer hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Weil, Gotshal & Manges LLP (the “Retained Firm”) may represent any or all of the Stockholders and Optionholders in the event such Person so requests, in each case in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, including under Section 3.2 (any such representation, the “Post-Closing Representation”), and Buyer on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising from the fact that the Retained Firm previously represented the Company and/or the Subsidiaries (but nothing herein shall require the Waiving Parties to consent to the representation of the Stockholders and Optionholders by the Retained Firm if the Retained Firm’s conflict arises out of any matter other than the representation of the Company or Subsidiaries prior to the Effective Time). Each of Buyer and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Stockholders, Optionholders and any of their Affiliates (the “Seller Group”) and their counsel, including the Retained Firm, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the Transactions, or any matter relating to any of the foregoing, are privileged communications between the Seller Group and such counsel. From and after the Closing, each of Buyer and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between the Retained Firm and the Company or any Person in the Seller Group occurring during the representation in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements contemplated hereby and the consummation of the Transactions in connection with any Post-Closing Representation.

9.11 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. Each of the parties hereto hereby acknowledges that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s length transaction.

9.12 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any of the Stockholders, Optionholders, the Stockholders’ Representatives or the Company or any of their respective Affiliates shall have any liability for any obligations or liabilities of the Stockholders, Optionholders, the Stockholders’ Representatives or the Company under this Agreement or for any claim (whether in contract or tort, in law or in equity, or based upon any theory that seeks to “pierce the corporate veil” or impose liability of an entity against its owners or Affiliates or otherwise), liability or any other obligation arising under, based on, in respect of, in connection with, or by reason of, the Transactions or this Agreement, including its negotiation and/or execution.

9.13 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that prior to the termination of this Agreement in accordance with Section 8.3, each party shall be entitled to an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by any other party and to enforce specifically the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any other party, in any court of competent jurisdiction, and appropriate injunctive relief shall be granted in connection therewith. Any party seeking an injunction, a decree or order of specific performance or other equitable remedy shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity. If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the party bringing such action may unilaterally extend the Termination Date (notwithstanding the termination provisions of Section 8.1(a), so long as the party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement.

(b) In addition, notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that the Company shall be entitled to seek specific performance of Buyer’s obligation to fund the Merger and to consummate the Merger in the event that all conditions in Section 7.1 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing).

(c) Each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

9.14 Counterparts. This Agreement may be executed in one or more counterparts including by facsimile or other means of electronic transmission, such as by electronic mail in “.pdf” form, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

BUYER

TRANSDIGM GROUP INCORPORATED

By:	/s/ W. Nicholas Howley
Name: W. Nicholas Howley
Title: Chairman and Chief Executive Officer

TRANSDIGM INC.

By:	/s/ W. Nicholas Howley
Name: W. Nicholas Howley
Title: Chief Executive Officer

MERGER SUB

AGH ACQUISITION, INC.

By:	/s/ W. Nicholas Howley
Name: W. Nicholas Howley
Title: Chief Executive Officer

THE COMPANY

AMSAFE GLOBAL HOLDINGS, INC.

By:	/s/ Terence W. Lyons
Name: Terence W. Lyons
Title: President & CEO

STOCKHOLDERS’ REPRESENTATIVES

BSR LLC

By:	Berkshire Partners, LLC its sole member

By:	/s/ Lawrence S. Hamelsky
Name: Lawrence S. Hamelsky
Title: Managing Director

GREENBRIAR EQUITY FUND II, L.P.

By:	Greenbriar Equity Capital II, L.P. its General Partner

By:	Greenbriar Holdings II, LLC its General Partner

By:	/s/ Reginald L. Jones, III
Name: Reginald L. Jones, III
Title: Member